TECK RESOURCES LIMITED
Suite 3300 - 550 Burrard Street
Vancouver, British Columbia
V6C 0B3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting (the “Meeting”) of the shareholders of TECK RESOURCES LIMITED (the “Corporation”) will be held in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Thursday, the 22nd day of April, 2010, at 11:00 a.m. Pacific Daylight Time, to:

(a)
receive the Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2009 and the report of the Auditors thereon;

(b)	elect 14 directors;

(c)	appoint the Auditors and authorize the directors to fix the Auditors’ remuneration;

(d)	consider and, if deemed appropriate, approve the adoption of the 2010 Stock Option Plan; and

(e)	transact such other business as may properly come before the Meeting or any adjournment thereof.

Notes:

1.           For those shareholders who requested it, a copy of the Annual Report accompanies this Notice of Meeting.

2.	A Management Proxy Circular and form of proxy accompanies this Notice of Meeting.

Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or to the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3 at least 48 hours before the Meeting.

3.           As provided in the Canada Business Corporations Act, the directors have fixed a Record Date of March 1, 2010.  Accordingly, shareholders registered on the books of the Corporation at the close of business on March 1, 2010 are entitled to notice of the Meeting and to vote at the Meeting.

4.           If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

DATED this 1st day of March, 2010.

By order of the Board of Directors

“Karen L. Dunfee”

Karen L. Dunfee Corporate Secretary

- i -

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

Solicitation of Proxies	- 1 -
Voting of Shares	- 1 -
Registered Shareholders	- 1 -
Non-Registered Shareholders	- 2 -
Objecting Beneficial Owners	- 2 -
Non-Objecting Beneficial Owners	- 2 -
Voting Shares and Principal Holders of Voting Shares	- 3 -
Subordinate Voting Shareholder Protection	- 3 -
Record Date	- 4 -
Interest of Certain Persons in Matters to be Acted On	- 4 -
PARTICULARS OF MATTERS TO BE ACTED ON	- 5 -
Election of Directors	- 5 -
Appointment of Auditors	- 10 -
Auditors’ Fees	- 10 -
2010 Stock Option Plan	- 11 -
REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	- 14 -
Independence Determination	- 14 -
Key Activities	- 14 -
Risk Oversight	- 15 -
Canadian Securities Administrators Governance Guidelines and Disclosure Requirements	- 15 -
Comparison with NYSE Corporate Governance Rules	- 15 -
Succession and Nomination of New Directors	- 15 -
Ethical Business Conduct	- 16 -
REPORT OF THE AUDIT COMMITTEE	- 17 -
Financial Reporting	- 17 -
With Respect to the External Auditors	- 18 -
With Respect to the Internal Auditors	- 18 -
Financial Controls Program	- 18 -
Charter and Key Practices	- 19 -
COMPENSATION OF DIRECTORS	- 20 -
Objectives and Design of Director Compensation	- 20 -
Process for Determining Director Compensation	- 20 -
Compensation Components	- 20 -
Director Compensation Table	- 21 -
Outstanding Share-Based Awards and Option-Based Awards	- 22 -
Incentive Plan Awards – Value Vested or Earned During the Year	- 23 -
Mandatory Shareholding Policy for Directors	- 23 -

- ii -

COMPENSATION DISCUSSION AND ANALYSIS	- 24 -
Executive Summary	- 24 -
Compensation Committee	- 24 -
2009 COMPENSATION OVERVIEW	- 26 -
Objectives of the Executive Compensation Program	- 26 -
Compensation Plan Design	- 26 -
Market Competitiveness	- 26 -
Corporate Ethics and Reporting	- 27 -
Total Direct Compensation Components	- 27 -
Compensation Process Participants	- 27 -
Determining Compensation Mix	- 28 -
Setting Performance Objectives and Goals	- 28 -
Reviewing Performance and Setting Compensation	- 28 -
2009 TOTAL DIRECT COMPENSATION NARRATIVE AND TABLES	- 29 -
Base Salary	- 29 -
Annual Incentive Bonus	- 30 -
Long Term Incentives	- 33 -
Pensions	- 34 -
Benefits	- 34 -
Termination and Change of Control Benefits	- 35 -
Performance Graphs	- 36 -
Summary of Total Compensation for NEOs	- 38 -
Incentive Plan Awards	- 39 -
Outstanding Share-Based Awards and Option-Based Awards	- 39 -
Incentive Plan Awards – Value Vested or Earned During the Year	- 40 -
Stock Option Plans	- 40 -
Share Unit Plans	- 42 -
Pensions	- 42 -
Defined Benefit Pension	- 42 -
Defined Contribution Pension	- 43 -
Termination and Change in Control Benefits	- 44 -
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION
PLANS	- 45 -
INSURANCE	- 46 -
SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING	- 46 -
ADDITIONAL INFORMATION	- 46 -
BOARD OF DIRECTORS’ APPROVAL	- 47 -
SCHEDULE A	A-1
SCHEDULE B	B-1
SCHEDULE C	C-1

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation by the management (“Management”) of Teck Resources Limited (the “Corporation” or “Teck”) of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) thereof.  Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation.  The cost of solicitation by Management will be borne by the Corporation.  The information contained herein is given as of March 1, 2010, unless otherwise stated.

The persons named in the accompanying form of proxy are officers and/or directors of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent the shareholder at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of the other persons named in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia, V6C 0B3 at least 48 hours before the Meeting.

A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder’s attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

The shares represented by the persons named in the accompanying form of proxy will be voted for or against or withheld from voting on any ballot that may be called for in accordance with the directions contained therein.  If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly.  In the absence of any such direction, such shares will be voted: (i) for the election of directors; (ii) for the appointment of the Auditors and to authorize the directors to fix the Auditors’ remuneration; and (iii) for the approval of the 2010 Stock Option Plan.  A simple majority of the votes cast at the Meeting is required to pass the resolutions in respect of the election of directors, the appointment of the Auditors and to authorize the directors to fix the Auditors’ remuneration proposed to be voted on at the Meeting, and the approval of the 2010 Stock Option Plan. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  Management knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting of Shares

Registered Shareholders

If you are a registered shareholder you may vote your shares by one of two methods.  You may vote in person at the Meeting or by proxy as explained below.  If your shares are held in the name of an intermediary, please see below under the heading, “Non-Registered Shareholders”.

If you are a registered shareholder and plan to attend the Meeting and vote your shares in person you do not need to complete and return the form of proxy.  Your vote will be recorded and counted at the Meeting.  Please register with a representative of CIBC Mellon Trust Company (“CIBC Mellon”), the transfer agent, upon arrival at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, you may vote by proxy by completing, dating and signing the enclosed form of proxy and sending it by mail or delivery in the enclosed envelope to the Corporate Secretary of the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.  You may also fax your completed proxy to 1-866-781-3111 or 416-368-2502 or vote by internet at www.exproxyvoting.com/teck and following the instructions on the enclosed proxy form.  Please note that in order for your vote to be recorded, your proxy must be received by CIBC Mellon or the Corporate Secretary at least 48 hours before the Meeting.

Non-Registered Shareholders

In the Notice of Meeting, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders.  In many cases, shares beneficially owned by a shareholder are registered either in the name of an intermediary that the non-registered shareholder deals with in respect of the shares or in the name of a clearing agency such as CDS Clearing and Depository Securities Inc. of which the intermediary of the non-registered shareholder is a participant.

There are two kinds of beneficial owners: those who object to their names being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”) and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”).  The meeting materials are being sent to both OBOs and NOBOs.  In accordance with Canadian legal requirements, the Corporation has decided to distribute copies of the Notice of Meeting, Management Proxy Circular, the enclosed form of proxy and the Corporation’s 2009 Annual Report to NOBOs directly.  Their names and addresses and information about their holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on their behalf.  By choosing to send the meeting materials to NOBOs directly, the Corporation (and not the intermediary holding on their behalf) has assumed responsibility for delivering these materials to them and executing their proper voting instructions.  The meeting materials for OBOs will continue to be distributed through clearing houses and intermediaries, who often use a service company such as Broadridge Financial Solutions to forward meeting materials to non-registered shareholders.

Objecting Beneficial Owners

Intermediaries are required to forward meeting materials to OBOs unless an OBO has waived the right to receive them.  Generally, OBOs who have not waived the right to receive meeting materials will either be given a proxy which has already been signed by the intermediary and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed or, more typically, be given a voting instruction form (“VIF”) which must be completed and signed by the OBO in accordance with the directions on the VIF.

Non-Objecting Beneficial Owners

The meeting materials with a form of proxy will be forwarded to NOBOs by the Corporation’s transfer agent, CIBC Mellon.  These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by facsimile.  CIBC Mellon will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive.  The purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own.

Should a non-registered shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided, or in the case of a VIF, follow the instructions on the form.  By doing so the non-registered shareholder is instructing the intermediary to appoint them or their designee as proxyholder.

In any event, non-registered shareholders should carefully follow the instructions of their intermediaries and their service companies or CIBC Mellon, as the case may be.

Voting Shares and Principal Holders of Voting Shares

The Corporation is authorized to issue an unlimited number of Class A common shares, Class B subordinate voting shares and preference shares.  At March 1, 2010, there were outstanding 9,353,470 Class A common shares, each carrying the right to 100 votes per share, and 579,904,067 Class B subordinate voting shares, each carrying the right to one vote per share.  The Class B subordinate voting shares carry 38.3% of the aggregate voting rights attached to the Class A common and Class B subordinate voting shares.  At March 1, 2010, no preference shares were outstanding.

With the exception of the shareholders mentioned below, the directors and officers of the Corporation do not know of any person or company beneficially owning or exercising direction or control over, directly or indirectly, shares carrying more than 10% of the votes attached to any class of voting securities of the Corporation.

Temagami Mining Company Limited (“Temagami”) has informed the Corporation that as at March 1, 2010, it beneficially owned, or exercised direction or control over, directly or indirectly, 4,300,000 Class A common shares (representing 45.97% of the Class A common shares outstanding) and 860,000 Class B subordinate voting shares (representing 0.15% of the Class B subordinate voting shares outstanding) of the Corporation, which shares represent 28.43% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares. Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami, and SMM Resources Incorporated (“SMM”), a wholly-owned subsidiary of Sumitomo Metal Mining Co. Ltd., beneficially owns 49% of the outstanding shares of Temagami.

In addition to the foregoing, SMM has informed the Corporation that as at March 1, 2010, it beneficially owned and exercised direction or control over, directly or indirectly, 1,469,000 Class A common shares and 295,800 Class B subordinate voting shares of the Corporation.  Accordingly, SMM exercises voting rights representing 9.71% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

As of March 1, 2010, Caisse de dépôt et placement du Québec held 1,587,600 Class A common shares which represents 16.97% of the Class A common shares.  Those shares, together with 3,144,066 Class B subordinate voting shares (representing 0.54% of the Class B subordinate voting shares outstanding) held by it, represent 10.62% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

As of March 1, 2010, Fullbloom Investment Corporation, a wholly-owned subsidiary of China Investment Corporation, held 101,304,474 Class B subordinate voting shares which represents 17.47% of the Class B subordinate voting shares outstanding and 6.68% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

Subordinate Voting Shareholder Protection

The attributes of the Class B subordinate voting shares contain so-called “Coattail Provisions” which provide that in the event an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer).

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the Coattail Provisions will not be applicable.

The above is a summary only.  Reference should be made to the full text of the Coattail Provisions contained in the articles of the Corporation, a copy of which may be obtained on SEDAR at www.sedar.com or by writing to the Corporate Secretary of the Corporation.

Record Date

Each holder of issued and outstanding Class A common shares or Class B subordinate voting shares of record at the time of the close of business on March 1, 2010, (the “Record Date”) will be given notice of the Meeting and will be entitled to vote at the Meeting, by proxy or in person, the number of shares held by such holder on the Record Date.

Interest of Certain Persons in Matters to be Acted On

Executive officers of the Corporation are eligible to receive options granted under the 2010 Stock Option Plan.  Shareholder approval for the adoption of the 2010 Stock Option Plan is being sought at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

Election of Directors

Directors are elected annually and the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has determined that the number of directors to be elected is 14. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein FOR the election of each of the nominees whose names are set forth below. Of the 14 nominees, all except Mr. Felix Chee are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below.  Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote FOR another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s shares are to be withheld from voting on the election of a director.
Each of the following persons is nominated to hold office as a director until the next annual meeting or until his or her successor is duly elected or appointed.

MAYANK M. ASHAR Director Since: 2007 Shareholdings: 15,000 Class B Subordinate Voting 11,680 Deferred Share Units (4), (6), (7)	Independent (9)
Mayank M. Ashar was appointed to the Board of Teck Cominco Limited in November 2007.  He is a graduate of the University of Toronto (M.Eng, MBA).  Mr. Ashar is presently the President and CEO of Irving Oil.  From 1996 to 2008, he was Executive Vice President at Suncor Energy with operation roles in Oil Sands, U.S.A. and Corporate Strategy.  Mr. Ashar is a director of Operation Eyesight, a charity that works toward treatment and blindness prevention initiatives in developing regions of the world.  He is on the board of National Petroleum Refiners Association and the vice chair of the World Petroleum Council, Canadian Chapter.
Mr. Ashar is a resident of Calgary, Alberta, Canada and Saint John, New Brunswick, Canada and is 55.

J. BRIAN AUNE Director Since: 1995 Shareholdings: 117,000 Class B Subordinate Voting 23,457 Deferred Share Units (1), (3), (4)	Independent (9)
J. Brian Aune joined the Board of Teck Corporation in February 1995 and was a member of the Board of  Cominco Ltd. from 1997 to the date of the merger.  Mr. Aune, a retired chartered accountant, joined Nesbitt Thomson Inc. in 1966 and served as Chairman and Chief Executive Officer from 1980 to 1990.  He is President of Aldervest Inc. and was Chairman of St. James Financial Corporation from 1990 to September 2005 (both private investment companies).  He is a director of a number of Canadian public and private corporations including Constellation Software Inc. and  Power Financial Corporation.
Mr. Aune is a resident of Delta, B.C., Canada and is 70.

JALYNN H. BENNETT (13) C.M. Director Since: 2005 Shareholdings: 2,329 Class B Subordinate Voting 19,146 Deferred Share Units 5,000 Restricted Share Units (3), (4), (5)	Independent (9)
Jalynn H. Bennett was elected to the Board of Teck Cominco Limited in April 2005. She is President of Jalynn H. Bennett and Associates Ltd., a consulting firm specializing in strategic planning and organizational development in both the public and private sectors.  She holds a degree, specializing in economics, from the University of Toronto.  Ms. Bennett is currently a director of the Canadian Imperial Bank of Commerce, Nortel Networks Limited, Nortel Networks Corporation, and Cadillac Fairview Corporation Limited.  She is also a director of The Hospital for Sick Kids Foundation; a Member of the Lawrence National Centre for Policy and Management, Richard Ivey School of Business, The University of Western Ontario; and a Member of the Canada Millennium Scholarship Foundation.  She is a past Commissioner of the Ontario Securities Commission and was a member of the Toronto Stock Exchange, Canadian Stock Exchange and the Canadian Institute of Chartered Accountants’ Joint Committee on Corporate Governance (the Saucier Committee).
Ms. Bennett is a resident of Toronto, Ontario, Canada and is 67.

HUGH J. BOLTON F.C.A. Director Since: 2001 Shareholdings: 12,000 Class B Subordinate Voting 23,457 Deferred Share Units (2), (5)	Independent (9)
Hugh J. Bolton was appointed to the Board of Cominco Ltd. in 1998 and the Board of Teck Cominco in 2001.  He is a graduate of the University of Alberta (B.A. Economics).  Mr. Bolton was managing partner of Coopers & Lybrand Canada (accounting firm) from 1984 to 1990 and Chairman and Chief Executive Officer  from 1991 to 1998.  He is presently Chairman of Epcor Utilities Inc., Chairman of Matrikon Inc., and a director of the Toronto Dominion Bank, WestJet Airlines Ltd., Canadian National Railway Company, Capital Power Corp. and  the Shock Trauma Air Rescue Society (STARS).
Mr. Bolton is a resident of  Edmonton, Alberta, Canada and is 71.

FELIX P. CHEE New Nominee Shareholdings: 186 Class B Subordinate Voting	Independent (9)
Felix P. Chee is standing for election to the Board of Teck Resources Limited for the first time.  He is a graduate of York University (MBA-Finance and Accounting), Imperial College, London University, UK (MSc-Operations Research) and Loughborough University, UK (B.Tech (Hons)-Industrial Engineering).  Mr. Chee is currently the Special Advisor to the CIO of China Investment Corporation, Beijing, China.  Mr. Chee is a Member of the World Bank Treasury Investment Advisory Board.   He was the President and CEO of the University of Toronto Asset Management Corporation from 2003-2008 and Executive Vice President and Chief Investment Officer of Manulife Financial from 1997-2001.
Mr. Chee is a resident of Oakville, Ontario, Canada and is 63.

JACK L. COCKWELL (14) Director Since: 2009 Shareholdings: 5,000 Class B Subordinate Voting 5,609 Deferred Share Units	Independent (9)
Jack L. Cockwell was elected to the Board of Teck Cominco Limited in April 2009.  He is a graduate of the University of Cape Town (MComm).  Mr. Cockwell is Group Chairman of Brookfield Asset Management Inc. and has served as a director of Brookfield since September 1979.  As Group Chairman, Mr. Cockwell represents Brookfield as a director on the Board of Brookfield Properties Corporation and other subsidiaries.  He is also a director of Astral Media Inc. and Waterfront Toronto, and a governor of the Royal Ontario Museum and Ryerson University.
Mr. Cockwell is a resident of Toronto, Ontario, Canada and is 69.

NORMAN B. KEEVIL Director Since: 1963 Shareholdings: 418,880 Class A 468,232 Class B Subordinate Voting 21,369 Restricted Share Units (1)	Not Independent (8)
Norman B. Keevil joined the Board of Teck Corporation in 1963 and was a member of the Board of Cominco Ltd. from 1986 to the date of the merger.  He is a graduate of the University of Toronto (B.A. Sc.) and the University of California at Berkeley (Ph. D.).  He received an honorary LL.D from the University of British Columbia in May 1993.  He was Vice President Exploration at Teck Corporation from 1962 to 1968, Executive Vice President from 1968 to 1981, President and Chief Executive Officer from 1981 to 2001 and has been Chairman of the Board of Teck Resources since 2001.  He is a lifetime director of the Mining Association of Canada.  Dr. Keevil was inducted into the Canadian Mining Hall of Fame in January 2004.
Dr. Keevil is a resident of West Vancouver, B.C., Canada and is 72.

NORMAN B. KEEVIL III Director Since: 1997 Shareholdings: 10,000 Class B Subordinate Voting 8,612 Deferred Share Units 7,123 Restricted Share Units (4), (6), (7)	Not Independent (11)
Norman B. Keevil III was elected to the Board of Teck Corporation in 1997.  He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree.  Mr. Keevil is President of Poncho Wilcox Engineering, a British Columbia based company formed in 2009 which specializes in management and technical support for new technology ventures in the energy sector.  From 2004 to 2009, Mr. Keevil was Vice President of Engineering with Triton Logging Inc., an underwater harvesting company and from 1998 to 2003 was President and Chief Executive Officer of Pyramid Automation Ltd.
Mr. Keevil is a resident of Victoria, B.C., Canada and is 46.

TAKASHI KURIYAMA Director Since: 2006 Shareholdings: 2,000 Class B Subordinate Voting(10) 15,110 Deferred Share Units (6), (7)	Independent (9)
Takashi Kuriyama was appointed to the Board of Teck Cominco Limited in June 2006.  He graduated from Akita University in Japan (B.A. Eng.).  Mr. Kuriyama is Executive Vice President of Sumitomo Metal Mining America Inc., as well as a director of several other companies which are subsidiaries of Sumitomo Metal Mining America Inc. (mining and mine development company).
Mr. Kuriyama is a resident of Vancouver, B.C., Canada and is 59.

DONALD R. LINDSAY Director Since: 2005 Shareholdings: 302,056 Class B Subordinate Voting 163,396 Deferred Share Units 405,332 Restricted Share Units (1)	Not Independent (12)
Don Lindsay joined Teck Cominco Limited as President in January 2005, was appointed to the Board in February 2005 and was appointed Chief Executive Officer in April 2005.  He is a graduate of Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.).  Since 2008 he has been Chairman of International Zinc Association.  Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets Inc., Head of Investment and Corporate Banking and Head of the Asia Pacific Region.
Mr. Lindsay is a resident of Vancouver, B.C., Canada and is 51.

TAKURO MOCHIHARA Director Since: 2000 Shareholdings: 2,000 Class B Subordinate Voting(10) 24,368 Deferred Share Units (1), (6)	Independent (9)
Takuro Mochihara was appointed to the Board of Teck Corporation in 2000.  He is a graduate of the University of Tokyo, Faculty of Law.  Mr. Mochihara held managerial positions with Mitsubishi Canada Ltd. and Mitsubishi Corporation (general trading companies) from 1986 to 2000 when he joined Sumitomo Metal Mining Co. Ltd. (mining and mine development company) where he is currently an advisor.
Mr. Mochihara is a resident of Tokyo, Japan and is 64.

JANICE G. RENNIE F.C.A. Director Since: 2007 Shareholdings: 3,000 Class B Subordinate Voting 15,110 Deferred Share Units (2), (3), (5)	Independent (9)
Janice Rennie was elected to the Board of Teck Cominco Limited in April 2007.  She is a graduate of the University of Alberta (BComm.) and a Chartered Accountant.   Ms. Rennie was Sr. Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. from 2004 to 2005.  Prior to 2004 she was Principal of Rennie & Associates which provided investment and related advice to small and mid-size companies.  She is a director of Matrikon Inc.,  Methanex Corp., Capital Power Corp. and West Fraser Timber Co. Ltd.  Ms. Rennie is a resident of Edmonton, Alberta, Canada and is 52.

WARREN S.R. SEYFFERT Q.C. Director Since: 1989 Shareholdings: 101,902 Class B Subordinate Voting 26,362 Deferred Share Units 2,123 Restricted Share Units (1), (2), (3), (5)	Independent (9)
Warren S. R. Seyffert, Q.C. joined the Board of Teck Corporation in 1989 and was a member of the Board of Cominco Ltd. from 2000 to the date of the merger. He is a graduate of the University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M).  He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007.  He taught “Law of Corporate Management” for over 12 years at Osgoode Hall Law School.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.  He is an Honourary Trustee of the Royal Ontario Museum.
Mr. Seyffert is a resident of Toronto, Ontario, Canada and is 69.

CHRIS M.T. THOMPSON Director Since: 2003 Shareholdings: 121,000 Class B Subordinate Voting 20,988 Deferred Share Units 2,486 Restricted Share Units (1), (2), (3), (5), (7)	Independent (9)
Chris M. T.  Thompson was appointed to the Board of Teck Cominco in June 2003.  He is a graduate of Rhodes University, SA (BA Law & Economics) and Bradford University, UK (MSc).  Mr. Thompson was the Chief Executive Officer and Chairman of the Board of Gold Fields Ltd. from 1998 – 2002 and was the Chairman of the Board from 1998 until November 2005.  He was Chairman of the World Gold Council from April 2002 until April 2005 and is currently a director of Ram Power Inc., The Water Company and Golden Star Resources Ltd.
Mr. Thompson is a resident of Englewood, Colorado, U.S.A. and is 62.

Notes:

(1)	Member of the Executive Committee of the Board.
(2)	Member of the Audit Committee of the Board.
(3)	Member of the Compensation Committee of the Board.
(4)	Member of the Pension Committee of the Board.
(5)	Member of the Corporate Governance & Nominating Committee of the Board.
(6)	Member of the Safety & Sustainability Committee of the Board.
(7)	Member of the Reserves Committee.
(8)
N.B. Keevil is a director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation.  The holdings of Keevil Holding Corporation are reported under the heading “Voting Shares and Principal Holders of Voting Shares” in this Management Proxy Circular.  Dr. Keevil retired as Chief Executive Officer of the Corporation in 2001.  The Board has determined that, as Chairman of the Board, he is not independent.

(9)
Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) is not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of National Instrument 52-110.

(10)	Messrs. Mochihara and Kuriyama are employees of Sumitomo Metal Mining Co. Ltd. (“Sumitomo”) and, as such, are required to hold these shares in trust for Sumitomo.
(11)	Family relationship with N.B. Keevil.
(12)	Officer of the Corporation.

(13)
Ms. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates.  The Ontario Securities Commission (“OSC”) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws.  The British Columbia Securities Commission (“BCSC”) and Autorité des marchés financiers (“AMF”) also issued similar orders.  Ms. Bennett was not subject to the orders issued by the BCSC and the AMF.  The OSC lifted its cease trade order effective June 8, 2006.  The BCSC and the AMF also lifted their cease trade orders shortly thereafter.  Ms. Bennett remains a director of the Nortel Companies.  On January 14, 2009, Nortel filed for creditor protection in Canada under the Companies’ Creditors Arrangement Act.

(14)
Mr. Jack Cockwell was a director of Fraser Papers Inc. until April 29, 2009.  On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware.

Shareholdings of Board Members as at March 1, 2010

•	Total number of Class A common shares held by all directors: 418,880
•	Total number of Class A common shares held by all non-executive directors: 418,880
•	Total number of Class B subordinate voting shares held by all directors: 1,164,719
•	Total number of Class B subordinate voting shares held by all non-executive directors: 862,663
•	Total value of Class A common shares held by all directors: $17,006,528
•	Total value of Class A common shares held by all non-executive directors: $17,006,528
•	Total value of Class B subordinate voting shares held by all directors: $46,518,876
•	Total value of Class B subordinate voting shares held by all non-executive directors: $34,454,760

Values are based on the closing price of Class A common shares and Class B subordinate voting shares on the Toronto Stock Exchange on March 1, 2010 ($40.60 and $39.94, respectively).

The following directors are directors or trustees of other reporting issuers as set out after their names:

J. Brian Aune	Constellation Software Inc. and Power Financial Corporation.

Jalynn H. Bennett	Canadian Imperial Bank of Commerce, Nortel Networks Limited and Nortel Networks Corporation.

Hugh J. Bolton	Epcor Utilities Inc., Matrikon Inc., Toronto Dominion Bank, WestJet Airlines Ltd., Canadian National Railway Company and Capital Power Corp.

Jack L. Cockwell	Brookfield Asset Management Inc., Brookfield Properties Corporation, Fraser Papers Inc., Norbord Inc. and Astral Media Inc.

Janice G. Rennie	Matrikon Inc., Methanex Corp., Capital Power Corp and West Fraser Timber Co. Ltd.

Warren S. R. Seyffert	St Andrew Goldfields Ltd.

Chris M. T. Thompson	Ram Power Inc., The Water Company and Golden Star Resources Ltd.

SUMMARY OF BOARD & COMMITTEE MEETINGS HELD (1)		SUMMARY OF ATTENDANCE BY DIRECTORS
		Director	Board Meetings Attended	Committee Meetings Attended

		Mayank M. Ashar (2)	19 of 21	9 of 9
		J. Brian Aune	21 of 21	19 of 20
Board of Directors	21	Jalynn H. Bennett (3)	20 of 21	13 of 13
(a)Audit Committee	9	Hugh J. Bolton	20 of 21	12 of 12
(b)Executive Committee	13	Jack L. Cockwell (4)	11 of 14	n/a
(c)Corporate Governance & Nominating	3	Norman B. Keevil	21 of 21	13 of 13
Committee		Norman B. Keevil III	20 of 21	11 of 11
(d)Compensation Committee	4	Takashi Kuriyama	18 of 21	8 of 8
(e)Pension Committee	3	Donald R. Lindsay	21 of 21	13 of 13
(f)Safety & Sustainability Committee	4	Takuro Mochihara	19 of 21	16 of 17
(g)Reserves Committee	4	Derek G. Pannell	19 of 21	7 of 8
		Janice G. Rennie	20 of 21	16 of 16
		Warren S.R. Seyffert (5)	21 of 21	26 of 26
		Keith E. Steeves (6)	7 of 7	8 of 8
		Chris M. T. Thompson	17 of 21	18 of 21

Notes:

(1)	The overall attendance was 93% at Board meetings and 96% at Committee meetings for the year.
(2)	Mayank M. Ashar was appointed as a member of the Pension Committee on July 2, 2009.
(3)	Jalynn H. Bennett was appointed as a member of the Compensation Committee and ceased to be a member of the Audit Committee on July 2, 2009.
(4)	Jack L. Cockwell was elected as a Director on April 22, 2009.
(5)	Warren S. R. Seyffert was appointed as a member of the Audit Committee on July 2, 2009.
(6)	Keith E. Steeves retired from the Board of Directors on April 22, 2009.

Appointment of Auditors

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP as the Auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the Auditors’ remuneration.  PricewaterhouseCoopers LLP or its predecessor have been the Auditors of the Corporation for more than 5 years.

Auditors’ Fees

            For the years ended December 31, 2009 and 2008, the Corporation paid the external Auditors $5,987,566 and $4,579,054, respectively, as detailed below:

	Year Ended 2009 ($000)	Year Ended 2008 ($000)
Audit Services(1)	4,760	3,706
Audit Related Services(2)	695	500
Tax Fees(3)	311	257
All Other Fees(4)	221	116
Notes:
(1)	Includes services that are provided by the Corporation’s external Auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.
(3)	Fees are for international tax services and advice provided to foreign offices.
(4)	Includes amounts related to IFRS transition matters, ISO registration, training and accounting rule database management.

2010 Stock Option Plan

At the Meeting, shareholders will be asked to consider, and if deemed appropriate, to pass, with or without variation, a resolution approving the adoption of the Corporation’s 2010 Stock Option Plan (the “2010 Plan”).  In order to enable the Corporation to meet its anticipated grant requirements for at least the next five years, the Directors of the Corporation have authorized, subject to shareholder approval, the 2010 Plan.  The purpose of the 2010 Plan is to advance the long term interests of the Corporation by recognizing contributions made by key employees and creating an incentive for their continuing employment and by providing a means to assist in recruiting key personnel.  The 2010 Plan was approved by the Board on February 9, 2010.

Under the 2010 Plan, options may be granted to full time employees of the Corporation or a subsidiary of the Corporation who are or who demonstrate the potential of becoming key personnel of the Corporation or a subsidiary of the Corporation.  Upon receipt of the requisite shareholder approval of the 2010 Plan, the maximum number of Class B subordinate voting shares issuable under the 2010 Plan will be 10,000,000, representing approximately 1.7% of the issued and outstanding Class B subordinate voting shares (on a non-diluted basis) as of March 1, 2010.  Options may be granted under the 2010 Plan in such amounts as the Board considers appropriate.  The option exercise price of all options granted under the 2010 Plan will be as determined by the Board and will be not less than the closing sale price of the Class B subordinate voting shares on the Toronto Stock Exchange on the last trading day prior to the date of such grant. The maximum term of any option granted under the 2010 Plan is 10 years, and any option granted will, unless otherwise determined by the Board, vest and become exercisable in three equal installments on each of the first, second and third anniversaries of the date of grant of the option.

If any options granted under the 2010 Plan expire or terminate for any reason without having been exercised in full, the unpurchased Class B subordinate voting shares that were subject to such options may again be used and available for re-granting under the 2010 Plan.

Under the terms of the 2010 Plan, the aggregate number of Class B subordinate voting shares issuable at any time to insiders of the Corporation or issued to insiders within any one year period, pursuant to the 2010 Plan and any other share compensation arrangements of the Corporation (as defined below) may not exceed 10% of the sum of the number of Class B subordinate voting shares and Class A common shares of the Corporation then issued and outstanding. “Share compensation arrangements of the Corporation” means any compensation or incentive mechanism involving the issuance or potential issuance of Class B subordinate voting shares, including a purchase from treasury of Class B subordinate voting shares where the purchase is financially assisted by the Corporation, a stock option, a stock option plan and a stock appreciation right involving the issuance of Class B subordinate voting shares from treasury.

Options granted under the 2010 Plan are non-assignable except to the legal personal representatives of a deceased optionee.

An option granted under the 2010 Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by the Corporation or a subsidiary of the Corporation.

In the case of the death of an optionee while such optionee is employed by the Corporation or a subsidiary of the Corporation, the personal representative, heirs or legatees of the deceased optionee may exercise the optionee’s options that have vested at the date of death or within three years of the date of death until the earlier of (i) the third anniversary of the date of death, and (ii) the date that is the later of the first anniversary of the date of death and the date of expiry of such options.

In the case of the retirement of an optionee on or after the date on which such optionee has reached early or normal retirement age, all options that have vested prior to retirement may be exercised until the earlier of (i) the third anniversary of the date of retirement, and (ii)  the date of expiry of such options.

If an optionee resigns from the employment of the Corporation (in any circumstance other than retirement after early or normal retirement age), the options that have vested prior to the optionee’s resignation may be exercised until the earlier of (i) the date of expiry of such options, and (ii) ninety days after the date of resignation of employment.

In the case of termination of employment of an optionee by the Corporation (other than by discharge for cause or in certain other circumstances contemplated in the 2010 Plan), options that have vested prior to termination of employment will remain exercisable until the earlier of (i) the expiry date of such options and (ii) one year after the earlier of the date that notice of dismissal from employment is provided to the optionee, and the effective date on which the optionee ceased to be an employee of the Corporation or a subsidiary of the Corporation.

Unless otherwise determined by the Board and subject to the limitations set forth in the 2010 Plan, options granted under the 2010 Plan will have attached thereto share appreciation rights (“SARs”), which may be exercised by an optionee in lieu of and not in addition to the exercise of an option. A SAR may be exercised at the time the market price of the Class B subordinate voting shares exceeds the exercise price of the accompanying option. The value of a SAR will be the amount determined by multiplying the number of Class B subordinate voting shares in respect of which the SAR is being exercised by the amount by which the market price of a Class B subordinate voting share at the time of exercise exceeds the exercise price of the option.  For this purpose, the market price of each Class B subordinate voting share is calculated as the closing sale price of a Class B subordinate voting share on the Toronto Stock Exchange on the last business day prior to the date that notice of exercise is received. The optionee may elect to apply up to 50% of the cash receivable under a SAR to the purchase of Class B subordinate voting shares from the Corporation’s treasury at the market price.

The 2010 Plan provides for adjustments in the number of and kind of securities or other property issuable upon exercise, upon the happening of certain events, including the subdivision and consolidation of the Class B subordinate voting shares, the amalgamation or merger of the Corporation, a re-designation of Class B subordinate voting shares, a take-over bid for the Class B subordinate voting shares and a business combination of the Corporation with another corporation. The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The Corporation prohibits personnel from trading in its securities with knowledge of material information concerning the Corporation which has not been publicly disclosed.  As it may be difficult from time to time for a person to determine whether he or she is in possession of material non-public information, the Corporation identifies certain restricted periods (a “blackout period”) during which its personnel are not to trade in securities of the Corporation, which includes exercising stock options.  The 2010 Plan permits options that would otherwise expire during or immediately following a blackout period to remain exercisable until the fifth business day following notice of the cessation of the most recent blackout period.

The Board may discontinue or amend the 2010 Plan at any time; provided, however that shareholder approval must be obtained to (i) reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option; (ii) extend the period available to exercise an option beyond the normal expiration date (except in respect of blackout periods as provided in the 2010 Plan or in certain instances, on death of the optionee); (iii) increase the levels of insider participation under the 2010 Plan; (iv) increase the number of Class B subordinate voting shares reserved for issuance under the 2010 Plan (other than pursuant to the adjustment provisions of the 2010 Plan); (v) add non-employee Directors of the Corporation to the category of persons eligible to receive options under the 2010 Plan; (vi) amend any assignment rights set forth in the 2010 Plan; and (vii)  amend the matters for which shareholder approval are required to amend the 2010 Plan. Subject to any necessary approval of the applicable stock exchange, all other amendments to the 2010 Plan may be made at the discretion of the Board. For example, the Board’s discretion will include, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the 2010 Plan and other amendments of a clerical or housekeeping nature, to alter the vesting or termination provisions and to modify the mechanics of exercise.  Subject to the foregoing, the Board may amend the terms and conditions of any option, provided that no amendment which could adversely affect an optionee shall be made without the consent of the affected optionee.

In order to accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide for such additional or varied terms in the option agreements entered into with such optionees as it may consider necessary or appropriate.

Adoption of the 2010 Plan will not affect options outstanding under the 2001 Plan, but after the 2010 Plan becomes effective, no further options will be granted under the 2001 Plan.

A copy of the 2010 Plan is attached as Schedule A to this Management Proxy Circular. At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “2010 Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the 2010 Plan.

The Board and management recommend the adoption of the 2010 Plan Resolution.  To be effective, the 2010 Plan Resolution must be approved by a simple majority of the votes cast by the holders of the Class A common shares and the holders of the Class B subordinate voting shares present in person, or represented by proxy, at the Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the shares represented by such form of proxy FOR the 2010 Plan Resolution.

The text of the 2010 Plan Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	the adoption by the Corporation of the 2010 Stock Option Plan and the reservation for issuance under such plan of 10,000,000 Class B subordinate voting shares are hereby authorized and approved; and

2.
any one officer or director of the Corporation is hereby authorized and directed to prepare, execute (whether under the corporate seal or otherwise) and deliver or cause to be prepared, executed and delivered any and all such other agreements or documents in the name and on behalf of the Corporation, and to do and to perform or cause to be done and performed any and all such other acts and things as such officer may determine to be necessary or advisable in order to carry out the purposes and intent of the foregoing resolutions, the execution, delivery and filing of any and all such other agreements or documents and the performance or the causing of the performance of any and all such other acts and things to be conclusive evidence of such determination.”

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee considers and recommends corporate governance programs to the Board, proposes nominees for Board and committee appointment and assists with Board, committee and director evaluations to ensure that our governance practices are rigorous, relevant and appropriate to the Corporation.  Our primary focus is on effective oversight of and independence from Management and to ensure that the interests of all shareholders are considered and protected in the governance process.

The Committee is chaired by our Deputy Chairman & Lead Director, Warren Seyffert, a corporate law and governance expert, and all of the members of the Committee are independent and knowledgeable about corporate governance principles.  The Committee members have substantial and diversified board experience.  See Directors’ biographies on pages 5 to 8 for detailed information.

Independence Determination

The Board has appointed Mr. Seyffert, who is independent(1), as the Deputy Chairman & Lead Director.  Mr. Seyffert is either a member or ad hoc member of each of the committees of the Board.  The majority of the Board and the nominees to the Board are independent.  The following directors and nominees are independent:  M. M. Ashar, J. B. Aune, J. H. Bennett, H. J. Bolton, F. P. Chee, J. L. Cockwell, J. G. Rennie, T. Kuriyama, T. Mochihara, W.S.R. Seyffert and C. M. T. Thompson.  The Audit, Corporate Governance and Nominating and Compensation Committees are comprised entirely of independent directors.  The Canadian Securities Administrators’ corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance.  While we believe that it is important that the Board regularly meet without Management, we also believe that open and candid discussion amongst independent directors is not inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted.

(1)
Director who is: (a) not a member of Management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) is not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of National Instrument 52-110.

Key Activities

The Committee engaged the full Board in a far-reaching review of the oversight responsibilities of the Board in the context of major corporate transactions. In addition, following a review of a number of governance practices and trends, the Committee:

•	completed its annual charter review and amended the charter accordingly;

•	reviewed the Board’s mandatory retirement policy and decided not to make any changes at this time;

•	reviewed the composition of all the Board committees and made recommendations to the Board for the appointments that were made after the Annual General and Special Meeting in 2009;

•	conducted a survey of directors’ skills and updated the Board skill matrix;

•	reviewed and revamped Board and committee assessment procedures;

•	recommended the change to individual director voting reflected in this year’s proxy; and

•	reviewed with the full Board our process for considering major projects and transactions.

Risk Oversight

The Board has the responsibility to take reasonable steps to ensure that Management identifies and understands the principal risks of and to the Corporation’s business, implements appropriate systems to manage these risks and achieves a proper balance between risk and reward.  The Board receives regular reports from Management on global risk management, ethical conduct, environmental management and employee health and safety.  Risk management was a key topic of the Board’s strategic planning meeting in June 2009.  The Board determined that the evaluation, review and management of risk should be more intense and the process more structured, including there being a constant and regular review of risk categories and the exposure of the Corporation to broad-ranged risks as well as industry or company specific risks.  As a result, Management, for its part, has introduced new policies to surface, monitor and manage internal and external risks that could be material to the Corporation.

Canadian Securities Administrators Governance Guidelines and Disclosure Requirements

Our governance practices are consistent with the governance guidelines set out in National Policy 58-201 adopted by the Canadian Securities Administrators.  Our disclosure is responsive to and complies in full with the requirements of National Instrument 58-101 and Form 58-101F1.  The table in Schedule C sets out our compliance with these disclosure requirements.

Comparison with NYSE Corporate Governance Rules

The Board of Directors and Management are committed to leadership in corporate governance.  As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”), we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Teck is a “foreign private issuer” for purposes of its listing on the New York Stock Exchange (the “NYSE”).  As a result, the NYSE’s director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck.  The Board of Directors has, however, established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. The board annually reviews and makes such determination as to the independence of each director.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers.  Except as discussed below, the differences between our practices and the NYSE rules are not material and are more of a matter of form than substance.  Hugh J. Bolton, the chair of the Corporation’s audit committee, has a son who is a partner of Teck’s external Auditors, PricewaterhouseCoopers LLP.  While the Board has determined that Mr. Bolton is “independent” under the NYSE listing standards applicable to foreign private issuers, Mr. Bolton would not be considered “independent” under the NYSE listing standards applicable to U.S. domestic issuers and would therefore not be eligible to sit on Teck’s audit committee if Teck were a U.S. domestic issuer subject to NYSE listing standards.

Succession and Nomination of New Directors

The Committee’s responsibilities with respect to the nomination of directors include the identification of the appropriate competencies and skills considered to be necessary for the Board as a whole; developing and annually updating a long-term plan for the Board’s composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Corporation’s business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of Board committees and reviewing and making recommendations regarding the orientation and education of new Board members and their ongoing education.  The Board appoints a Chairman of the Committee who is currently the Lead Director, who in consultation with the Committee members, determines the schedule and frequency of Committee meetings provided that the Committee meets at least four times per year.

Ethical Business Conduct

The Board has adopted a written Code of Ethics for the directors, officers and staff employees (the “Code”).  The Code is filed on SEDAR and posted on the Corporation’s website.  A copy of the Code can also be obtained from the Corporate Secretary of the Corporation at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Compliance with the Code is monitored by an annual survey of directors and staff employees.  Directors and employees are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to Management or the Chair of the Audit Committee.

We maintain an anonymous Whistleblower Hotline under the “Doing What’s Right Program” to encourage employees to report unethical conduct.  Awareness of compliance and ethical issues was enhanced by a web-based training program for all staff introduced in 2007.

Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering.  To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction.

Presented by the Corporate Governance and Nominating Committee:

W.S.R. Seyffert (Chairman)
J. H. Bennett
H. J. Bolton
J. G. Rennie
C. M. T. Thompson

REPORT OF THE AUDIT COMMITTEE

For more disclosure regarding the Corporation’s Audit Committee please refer to the section titled “Audit Committee Information” in the Corporation’s Annual Information Form for 2009.

The purpose of the Audit Committee of the Board of Directors is to provide an open avenue of communication between Management, the external Auditors, the internal auditors and the Board and to assist the Board in its oversight of the:

▪	integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices;

▪
processes for identifying the principal financial reporting risks of the Corporation and the adequacy of the Corporation’s internal control systems to ensure fair, complete and accurate financial reporting;

▪	Corporation’s compliance with legal and regulatory requirements related to financial reporting;

▪	independence and performance of the Corporation’s external Auditors;

▪	audit plans, programs and results of audits performed by the Corporation’s internal audit department;

▪	Corporation’s anti-fraud programs and controls; and

▪	the key financial estimates made by Management and reviewed by the external Auditors.

The Audit Committee performs any other activities consistent with its charter, the Corporation’s by-laws and governing laws as the Audit Committee or Board deems necessary or appropriate.

The Audit Committee is made up of four independent members of the Board.  All of the members of the Audit Committee are financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Corporation’s securities trade.  In addition, the Board has determined that there is at least one Audit Committee member who has the attributes of an audit committee financial expert.  Hugh Bolton, Chair of the Corporation’s Audit Committee, is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission’s regulation implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 and is independent under the applicable listing standards of the New York Stock Exchange. The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Bolton nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.   In carrying out its responsibilities, the Audit Committee meets regularly with the Chief Executive Officer and the Chief Financial Officer and without Management present with the external Auditors, with the Corporation’s internal auditors, and alone.

The following is a brief summary of the Audit Committee’s activities in 2009.

Financial Reporting

The Audit Committee:

▪
reviewed the annual and interim financial statements, Management’s Discussion and Analysis, news releases and other financial disclosures with Management and the external Auditors prior to approval by the Board and to publication.  These reviews included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws.  A member of the Audit Committee attended a meeting of Management’s Disclosure Committee to observe and assess senior Management’s process for confirming full disclosure in financial news releases;

▪	obtained assurances from Management and the external Auditors that the Corporation is in full compliance with legal and regulatory requirements related to financial reporting;

▪	ensured that an adequate system is in place for employees to report on a confidential and anonymous basis accounting, auditing, financial reporting and disclosure practices they find questionable; and

▪
based on this information and the work throughout the year, including the internal audit and financial controls program and work with the external Auditors outlined below, the Audit Committee recommended to the Board that the audited financial statements be approved and included in the Annual Report to shareholders.

With Respect to the External Auditors

The Audit Committee:

▪	reviewed with the external Auditors the overall scope, the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States;

▪	received the written disclosures from the external Auditors as recommended by the Canadian Institute of Chartered Accountants;

▪
reviewed, with the external Auditors, the independence of the external Auditors including a review of non-audit services and the receipt of Auditors’ written assurance of its independent relationship with the Corporation;

▪	required prior approval of all services provided by the external Auditors;

▪	approved the fees payable to the external Auditors; and

▪
reviewed the overall performance of the external Auditors and on the recommendation of the Audit Committee, the Board is recommending that shareholders re-appoint PricewaterhouseCoopers LLP as the Auditors of the Corporation for 2010.

With Respect to the Internal Auditors

The Audit Committee:

▪	reviewed the independence of the internal auditors; and

▪	reviewed with the Director, Compliance & Internal Audit the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

Financial Controls Program

The Audit Committee:

▪
continued its oversight of the Financial Controls Program (“FCP”) to ensure that the program established in 2007 complies with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 related to internal controls over financial reporting and equivalent Canadian rules is sustained.  The FCP enabled Management to certify the effectiveness of the Corporation’s internal controls structure and procedures for financial reporting, in accordance with the relevant rules.  The external Auditors have reported on and attested to Management’s certification.  The Audit Committee continues to monitor the FCP and oversee Management’s maintenance of the Corporation’s internal controls over financial reporting.

▪
continued an oversight process to monitor the Corporation’s programs and progress to convert financial reporting and disclosure from the current Canadian and U.S. Generally Accepted Accounting Procedures (GAAP) to Internationally Financial Reporting Standards (IFRS) by the beginning of  2011.

Charter and Key Practices

The Audit Committee:

▪	annually reviews its mandate and in November 2009 revised its mandate in light of recent regulatory initiatives in the United States and Canada;

▪	reviewed and approved the fees of the external Auditors. A detailed breakdown of fees is set out on page 10 of this Management Proxy Circular;

▪
in pursuit of continuous improvement, continued the process for assessing its effectiveness.  As a result of discussions stimulated by a survey completed by Audit Committee members, senior financial Management and the external and internal auditors in 2009, a number of improvements were made to the Audit Committee’s activities; and

▪
ensured that the full text of the Audit Committee’s Charter and Key Practices is included in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com) and on the Corporation’s website.

Presented by the Audit Committee:

H. J. Bolton, Chairman
J. G. Rennie
W. S. R. Seyffert
C. M. T. Thompson

COMPENSATION OF DIRECTORS

Objectives and Design of Director Compensation

The main objective of the Corporation’s Director compensation program is to attract and retain Directors with a broad range of relevant skills and knowledge, and the ability to successfully carry out the Board’s mandate. Directors of the Corporation are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings, participating in committees and ensuring that they stay informed about the Corporation’s business and trends and developments affecting the global mining industry. In order to attract and retain Directors who meet these expectations, the Board believes the Corporation must offer a competitive compensation package.

The Corporation’s Director compensation package is designed to:

•	attract and retain highly competent Board members;

•	promote adherence to the high standards and values reflected in the Corporation’s Code of Ethics; and policies concerning safety and sustainability; and

•	protect long term shareholder interests by ensuring director interests are aligned with those of the shareholders.

Process for Determining Director Compensation

The Compensation Committee of the Board (the “Committee”) is responsible for recommending compensation policies to the Board including cash compensation comprised of retainers and meeting fees and equity compensation in the form of grants of deferred or restricted share units. Normally, the Committee reviews Director compensation on an annual basis. As part of this review, the Committee receives a report prepared by Management with the assistance of the Vancouver office of Mercer (Canada) Limited (“Mercer”). This report is comprised of director compensation practices among Canadian mining and other resource based companies.

Compensation Components

The Corporation pays each of its Directors an annual retainer of $40,000.  In addition, the Chairman of the Board is paid an annual retainer of $300,000, the Lead Director of the Board is paid an annual retainer of $100,000, the Chairman of the Audit Committee receives additional fees of $20,000 and the Chairs of the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance and Nominating Committee, Safety and Sustainability Committee and Reserves Committee receive an additional fee of $3,500 per annum.

Directors who are not executives of the Corporation also receive a fee of $1,500 for each Board meeting attended, $1,500 for each committee meeting attended, $6,000 per annum for service on the Audit Committee, $4,000 per annum for service on the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance and Nominating Committee, Safety and Sustainability Committee, and Reserves Committee, reimbursement for all travel costs, a payment of $1,500 per annum for other expenses related to their duties, and a $1,000 per meeting fee for each Director who travels from outside the province of British Columbia to attend a Board meeting.

Due to the severe business conditions in 2009, Director cash compensation was frozen and no review undertaken.

In conjunction with our asset sale and debt restructuring initiatives, the Board asked the Executive Committee to meet weekly with the President and Chief Executive Officer (the “CEO”) to monitor progress and support Management’s efforts.  The Committee members have waived meeting fees for this additional oversight responsibility.  Thirteen meetings were held on this basis in 2009.

Directors are eligible to participate in the Corporation’s Deferred Share Unit (“DSU”) and Restricted Share Unit (“RSU”) Plans (see page 42).  In 2009, the value of the grant provided to Directors was reduced from the normal level of approximately $100,000 to 60% of this value, or approximately $60,000. On April 24, 2009, non-executive Directors received 5,000 share units and the Chairman received 15,000 share units. These grants had a value of $11.93 per unit.

The following table sets forth all annual compensation paid in respect of the Directors of the Corporation for the financial year ended December 31, 2009, other than Mr. Lindsay whose compensation as a Director is fully reflected in the summary of total compensation for NEOs.

Director Compensation Table

Name (1)	Fees Earned ($)	Share-based Awards (2) ($)	All Other Compensation (3) ($)	Total ($)
M. M. Ashar	58,500	59,650	39,944	158,094
J. B. Aune	96,000	59,650	0	155,650
J. H. Bennett	67,000	59,650	39,944	166,594
H. J. Bolton	116,000	59,650	0	175,650
J. L. Cockwell (4)	25,590	59,650	19,949	105,189
N. B. Keevil	386,500	178,950	0	565,450
N. B. Keevil, III	109,000	59,650	0	168,650
T. Kuriyama	45,500	59,650	39,944	145,094
T. Mochihara	89,500	59,650	0	149,150
D. G. Pannell	53,500	59,650	39,944	153,094
J. G. Rennie	72,500	59,650	39,944	172,094
W. S. R. Seyffert	190,000	59,650	39,944	289,594
K. E. Steeves (5)	34,550	0	9,996	44,546
C. M. T. Thompson	85,000	59,650	39,944	184,594

Notes:

(1)	Director’s fees paid to D. R. Lindsay are reflected in the table on page 38. As of January 2010, Mr. Lindsay no longer receives Director’s fees.
(2)	The value noted is the grant date value.
(3)	The dollar amount is based on the grant date fair value of share units received in lieu of fees at the election of each Director.
(4)	J. L. Cockwell was elected as a Director on April 22, 2009.
(5)	K. E. Steeves retired as a Director on April 22, 2009.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Director as at December 31, 2009.

	Option-Based Awards				Share-Based Awards
Name (1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options (2) ($)	No. of Share Units (#)		Market or Payout Value of Share Units (3) ($)
					Vested	Unvested	Vested	Unvested
M. M. Ashar	0	0	n/a	0	11,680	0	430,057	0
J. B. Aune	36,000	5.09	Feb. 12, 2011	1,142,280	23,457	0	863,686	0
J. H. Bennett	0	0	n/a	0	19,146	5,000	704,955	184,100
H. J. Bolton	0	0	n/a	0	23,457	0	863,686	0
J. L. Cockwell (4)	0	0	n/a	0	5,609	0	206,523	0
N. B. Keevil	0	0	n/a	0	0	21,370	0	786,810
N. B. Keevil, III	0	0	n/a	0	8,612	7,125	317,093	262,269
T. Kuriyama	0	0	n/a	0	15,110	0	556,350	0
T. Mochihara	0	0	n/a	0	24,368	0	897,229	0
D. G. Pannell	0	0	n/a	0	15,110	0	556,350	0
J. G. Rennie	0	0	n/a	0	15,110	0	556,350	0
W. S. R. Seyffert	20,000 36,000	4.48 5.09	Apr. 27, 2010 Feb. 12, 2011	646,800 1,142,280	28,485	2,123	1,048,817	78,168
K. E. Steeves (5)	0	0	n/a	0	22,810	0	839,864	0
C. M. T. Thompson	0	0	n/a	0	20,988	0	772,778	0

Notes:

(1)	Information on D. R. Lindsay is reflected in the table on page 39. As of January 2010, Mr. Lindsay no longer receives Director’s fees.
(2)
Maximum value at December 31, 2009 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2009 ($36.82) and the exercise price of the options.

(3)
Market or Payout Value calculated by multiplying the number of share units (RSUs and/or DSUs) held at December 31, 2009 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2009 ($36.82).

(4)	J. L. Cockwell was elected as a Director on April 22, 2009.
(5)	K.E. Steeves retired as a Director on April 22, 2009.

On April 28, 2004, the Board discontinued grants of options under the 2001 Stock Option Plan to non-executive directors.  Non-executive directors who continue to hold options that were granted to them previously are summarized in the table above.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Director during the fiscal year ending December 31, 2009.

Name (1)	Option-Based Awards – Value Vested During The Year (2) ($)	Share-Based (DSU/RSU) Awards – Value Vested During The Year (3)(4) ($)
M. M. Ashar	0	99,595 / 0
J. B. Aune	0	59,650 / 0
J. H. Bennett	0	39,945 / 0
H. J. Bolton	0	59,650 / 0
J. L. Cockwell	0	79,600 / 0
N. B. Keevil	0	0 / 266,860
N. B. Keevil, III	0	0 / 97,000
T. Kuriyama	0	99,595 / 0
T. Mochihara	0	59,650 / 0
D. G. Pannell	0	99,595 / 0
J. G. Rennie	0	99,595 / 0
W. S. R. Seyffert	0	99,595 / 0
K. E. Steeves	0	9,995 / 0
C. M. T. Thompson	0	99,395 / 0

Notes:

(1)	Information on D.R. Lindsay is reflected in the table on page 40.
(2)	No outstanding options held by Directors vested during 2009.
(3)
The amount represents the aggregate dollar value that has been realized upon vesting of the share units as of the vesting date.  As Directors’ DSUs vest immediately, the market value for DSUs was as of the grant date.

(4)
DSUs vested on the grant date but are not redeemable until the recipient retires, resigns or his or her appointment is otherwise terminated.  The value of the DSUs on the payout date is based on the market price of the Class B subordinate voting shares on the payout date and, accordingly, the amount of the final payout is not known until that time.

Mandatory Shareholding Policy for Directors

In February 2007, the Board amended the Mandatory Shareholding Policy (the “Policy”) for non-executive Directors.  The amendment requires these Directors to own shares and/or DSUs or RSUs equivalent in value to five times their annual retainer including both cash and share unit compensation.  Directors have a period of five years from the institution of the policy or the date they join the Board to reach the mandatory level. As of December 31, 2009, all Directors met the shareholding requirement.

For the purposes of the Policy, the value of share units is determined by using a trailing three year average share price. The trailing three year average price is comprised of the Class B subordinate voting share price at the time of the two prior grants and the price at the time of the current year’s grant. The annual mandatory shareholding requirement is determined as follows:

((	Value of annual cash retainer	+	Value of the normal share unit grant	) x	5	) /	Three year average share price

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

•
The purpose of Teck’s compensation program is to attract, motivate and retain highly qualified and experienced executives, recognize and reward their contributions to the success of the Corporation, ensure that a significant proportion of compensation mirrors the financial performance of the Corporation, and provide competitive benefit and pension coverage.

•
The Board, through the Compensation Committee, is committed to the transparent presentation of its compensation program.  The program itself is designed to be as practical, clear and understandable as possible.

•	Five elements make up the compensation program: base salary, annual incentive bonus and long term incentives, and pensions and benefits.

•	Total direct compensation is targeted at the median of the market, with higher levels of compensation provided for sustained superior performance.

•
The annual incentive bonus is based on financial, safety, environmental, functional and personal performance objectives.  The financial measure is based on Return on Capital Employed (“ROCE”) reflecting the overall financial performance of the Corporation.

•	Long term incentives are comprised of stock options and share units.

•
Approximately 70 percent of total direct compensation for the Named Executive Officers (“NEOs”) is aligned with the financial and operational performance of the Corporation and the interests of shareholders.

In 2009, the NEOs were:

Donald R. Lindsay                     President and CEO
Ronald A. Millos                       SVP, Finance and CFO
Boyd Payne                                SVP, Coal and President, Teck Coal
Ronald J. Vance                         SVP, Corporate Development
Peter C. Rozee                            SVP, Commercial Affairs

Compensation Committee

The Committee has the following responsibilities:

•
recommending to the Board the CEO’s performance evaluation which takes into consideration the CEO’s annual objectives as established by the Board and input the Committee has received from other Board members with respect to the CEO’s performance;

•	based on the CEO’s performance evaluation, recommending to the Board the CEO’s compensation including adjustments to base salary, the annual incentive award, and the long term incentive grant;

•
evaluating and recommending to the Board the recommendations of the CEO with respect to the annual objectives established for the other NEOs and senior executives, the evaluation of their performance relative to these objectives and based upon this evaluation, compensation including adjustments to base salaries, the annual incentive awards and long term incentive grants;

•	evaluating and recommending to the Board benefits and other perquisites that may apply to the senior executive group;

•	evaluating and recommending to the Board the Corporation’s annual and long term incentive compensation plans and other compensation policies and programs within the Corporation;

•
evaluating and recommending to the Board for those Directors who are not officers of the Corporation cash compensation including retainers and meeting fees and grants of deferred share units or restricted share units;

•
evaluating and recommending  to the Board executive and director compensation disclosure before the Corporation publicly discloses that information to ensure it reflects the decisions of the Board and the rationale for those decisions;

•
performing the functions assigned to it under the 2001 Stock Option Plan, the Deferred Share Unit Plan and the Restricted Share Unit Plan including evaluating and recommending to the Board the aggregate grant of stock options and deferred and restricted share units to Directors, NEOs, executives, senior management and employees;

•
evaluating and recommending to the Board the appropriate group of companies with comparable revenues and market capitalization on which to assess the competitiveness of the Corporation’s compensation policies and plans;

•	evaluating and recommending to the Board senior executive agreements, including initial offers of employment, and termination and change of control provisions in those agreements;

•	reviewing the share holding requirements for the CEO and Directors relative to the requirements established by the Corporate Governance & Nominating Committee; and

•
reviewing an annual report on the Corporation’s human resources issues and priorities, including but not limited to, union-management relations at the Corporation’s unionized operations and any collective agreement settlements at those operations.

All Committee members are independent Directors.  The members are Janice Rennie  (Chair), Brian Aune, Jalynn Bennett, Warren Seyffert and Chris Thompson.  The Committee met four times during the year, including two in-camera sessions.  All meetings of the Committee are documented in the form of meeting minutes.

In establishing policies covering base salaries, benefits, annual incentive bonuses and long term incentives, the Committee takes into consideration the recommendations of Management.  The Vancouver office of Mercer has been engaged by Management to provide specific support on executive and senior management compensation as well as Director compensation, including surveys on market practices and a technical analysis of this information relative to the Corporation’s compensation plans and practices. Mercer was paid $232,000 for these services.

When the Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee on any matter within its mandate.  The Committee has the sole authority to retain and terminate any such consultants or advisors.   In 2009, the Committee retained a senior compensation consultant from the Toronto office of Mercer to advise the Committee on compensation for the CEO, the other NEOs and senior executives.  The Committee’s advisor assisted with the establishment of the comparator group used to assess NEO compensation, the structure of the Corporation’s share unit grants, the determination of the 2008 annual incentive bonus awards, and the 2009 stock option and share unit grants to management. The advisor attended one meeting, including the in-camera part of the meeting, participated by telephone at two other meetings of the Committee, and reviewed a number of analyses and documents at the request of the Committee, and was paid $57,000 for these services.

2009 COMPENSATION OVERVIEW

Objectives of the Executive Compensation Program

The Committee endeavors to ensure that the Corporation’s compensation policies:

•	attract, motivate and retain highly qualified and experienced executives;

•	recognize and reward contribution to the success of the Corporation as measured by the accomplishment of specific performance objectives;

•	ensure that a significant proportion of compensation is directly linked to the success of the Corporation;

•	provide for health care coverage, disability and life insurance, and pension and retirement benefits;

•	promote adherence to the high standards and values reflected in the Corporation’s Code of Ethics, and policies concerning safety and environmental stewardship; and

•	protect long term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of the shareholders.

Compensation Plan Design

The Corporation’s executive compensation plan covers five areas:

-	Base salary,
-	Annual incentive bonus,
-	Long term incentives,
-	Pensions, and
-	Benefits.

Market Competitiveness

It is the view of the Committee that the long term success of the business hinges on the quality of the executive team.  It is vital the Corporation is able to attract and retain the talent required to successfully operate and expand the business.  As a result, compensation decisions must be market driven and performance based.  As part of determining NEO compensation, the Committee refers to a comparator group comprised of mining and metal refining companies as well as other resource-based employers.   This is refined further by choosing comparators whose annual revenues typically range between one half and two times the size of the Corporation.  However, in a few instances there were exceptions to this where the Corporation competes with somewhat larger companies for executive talent.

The 2009 comparator group for the NEOs included:

Agrium Inc.	Alcoa Inc.	Anglogold Ashanti Ltd.
Arch Coal Inc.	Barrick Gold Corp	Cameco
Canadian Natural Resources Goldcorp Inc.	Cliffs Natural Resources Inc. Newmont Mining Corporation	Freeport-McMoran Nexen Inc.
Peabody Energy Corp	Potash Corp Sask Inc.	Talisman Energy Inc.

In 2008, the Corporation used separate comparator groups for the CEO and the other NEOs, although there was considerable overlap between the two groups.  For 2009, the Committee adopted one group for all NEOs resulting in a more efficient compensation review process.

Corporate Ethics and Reporting

The Corporation recognizes that in recent years, there has been a great deal of criticism concerning executive compensation at larger corporations and financial institutions.  The Corporation’s compensation plans have been and continue to be purposefully designed to be understandable and transparent.  At the same time, there must be a clear connection between planned financial and operating performance and actual results, and NEO compensation.  As well, considerable effort continues to be made to ensure a significant portion of NEO compensation is aligned with shareholder return on investment.

Total Direct Compensation Components

Total direct compensation includes base salary, an annual incentive bonus and long term incentives. Total direct compensation is targeted at the median of the market, with higher levels of compensation provided for sustained superior performance.

The relationship between compensation and corporate objectives is summarized below.

Direct Compensation Component	Description	Link to Corporate Objectives
Base Salary
Base salary is determined through an analysis of salaries paid by companies in the comparator group as well as individual performance which is assessed according to the achievement of business and operating goals. It reflects the capability of the individual as demonstrated over an extended period of time.

Properly structured base salaries enable the Corporation to attract and retain highly skilled and talented employees. The Corporation’s base salary plan recognizes, through higher annual salary adjustments, those employees who consistently exceed expectations.

Annual Incentive Bonus
The Annual Incentive Bonus for NEOs and other management, technical, commercial and administrative staff focuses on specific objectives in three performance areas:
-corporate financial performance based on ROCE,
-business unit: safety, environment, operations ROCE performance, and
-personal performance.

ROCE adjusted for commodity prices focuses attention on the return generated by assets under the manager’s responsibility and encourages investment in new assets which will enhance longer term value and returns.
The focus on safety and environment supports the Corporation’s objectives in each of these important areas.
The personal component of the plan recognizes the individual’s contribution to the Corporation as reflected in the achievement of that person’s specific annual objectives.

Long Term Incentives: Stock Options and Share Units
NEOs and senior executives are eligible to participate in the Stock Option and Share Unit Plans.  These plans provide employees with the opportunity through their collective efforts to participate in the growth of the Corporation’s share price. The Corporation may grant options to purchase Class B subordinate voting shares at the closing price on the day preceding the grant. The Black-Scholes method is used to value stock options. One third of each stock option grant vests each year following the date of the grant. These grants expire 10 years following the date of the grant. The value of the share units is tied to the value of the Class B subordinate voting shares. A grant of share units will entitle the employee the right to receive a cash payment equal to the market value of the underlying shares at the completion of a three year vesting period. Share units avoid the potential effect of dilution associated with stock option grants.

The Corporation’s long term incentives are designed to foster and promote the long-term financial success of the Corporation by strengthening the ability of the Corporation to attract and retain highly qualified and experienced employees, motivate these employees to achieve the longer term goals of the Corporation, and as a result, promote greater alignment of interests between employees and shareholders.

Compensation Process Participants

The Board has responsibility for overseeing the Corporation’s compensation program.  The Board has delegated certain oversight responsibilities to the Compensation Committee, but retains final authority over the compensation program and process including approval of material amendments to or adoption of new equity-based compensation plans and the review and approval of Committee recommendations regarding executive compensation.

In designing the various elements and determining amounts of compensation, the Committee draws upon the CEO and the Vice President, Human Resources and confers with the Corporation’s Senior Vice President and General Counsel and Senior Vice President, Finance and CFO on matters that fall within their respective realms of responsibility.

The Vice President, Human Resources provides the Committee with internal and external analyses regarding the basic structure and competitiveness of the Corporation’s compensation program and the details of the Corporation’s various compensation and incentive plans. Each year, the CEO and Vice President, Human Resources review the base salaries of the NEOs, other than the CEO, and other senior executives and recommend adjustments to these salaries. Additionally, the CEO and Vice President, Human Resources provide the Committee with a detailed review of the actual results for each performance measure under the Annual Incentive Bonus Plan (the “Bonus Plan”) compared to target and the resulting proposed payments under the plan.  Also, the CEO and Vice President, Human Resources propose the total number of stock options and share units to be granted as well as the specific grant amounts to the NEOs, other than the CEO, and other senior executives.

The Committee takes advice from its compensation advisor with regard to the recommendations of Management as part of preparing its recommendations to the Board.

Determining Compensation Mix

On an annual basis, the Committee reviews the Corporation’s compensation programs, including the mix of compensation offered and the appropriateness of annual and long-term incentive compensation. The CEO and the Vice President, Human Resources advise the Committee regarding the competitiveness of the Corporation’s compensation program and its impact on the ability to attract, motivate and retain talented employees and executives. In addition, the Committee reviews information about compensation provided by the comparator group of companies.

The CEO approves the Corporation’s compensation policies and programs.  Significant changes to these policies or programs are taken to the Committee for review and evaluation.  The Committee takes advice from its compensation advisor with regard to these changes as part of preparing its recommendations to the Board.

Setting Performance Objectives and Goals

The CEO, in consultation with the Board and senior management, is responsible for developing the Corporation’s overall strategic plan. On the basis of the strategic plan, the CEO develops an annual business plan and sets out corporate strategies and objectives, which are reviewed and approved by the Board.  These objectives include both general corporate and financial objectives and form the basis of assessing the CEO’s performance for the purpose of determining his annual incentive award.

The CEO meets with the NEOs and other senior executives to discuss the specific objectives that have been set. The senior executives, in consultation with the CEO, set individual performance objectives, which are linked to the strategic plan, annual business plan and corporate goals. The CEO advises the Committee regarding senior executives’ objectives and discusses the alignment of the objectives with the corporate business strategy.

Reviewing Performance and Setting Compensation

One of the Committee’s most important responsibilities is making recommendations to the Board regarding the CEO’s compensation.  In making these recommendations, the Committee evaluates the CEO’s performance, including a discussion of the Corporation’s performance relative to corporate objectives and strategic and annual business plans, and the CEO’s individual performance relative to his goals.

The Committee reviews the various elements of the CEO’s compensation in the context of the total compensation package including salary, the annual incentive award, and the long-term equity incentive award.

As part of preparing its recommendations regarding the CEO’s compensation, the Committee refers to compensation provided to Chief Executive Officers among the comparator group of companies and consults with its advisor. The Committee presents its recommendations to the Board which in turn approves the CEO’s compensation and provides feedback and recommendations in connection with his performance evaluation.

The Compensation Committee consults with the CEO concerning his evaluation of the performance of the executives who report to him. The CEO makes recommendations to the Committee regarding executive salary increases, annual incentive bonuses and long term incentives, and total compensation for executives being hired or promoted.   As part of this process, the Committee reviews total direct compensation information for the NEOs and other senior executives which has been prepared by the Vice President, Human Resources.  The Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

2009 TOTAL DIRECT COMPENSATION NARRATIVE AND TABLES

Base Salary

Base salaries are determined through an analysis of salaries paid by companies in the comparator group, as well as individual performance measured against the achievement of business and operating goals. Base salaries are normally reviewed at the beginning of each year.  The CEO recommends base salary adjustments to the Committee for the NEOs, other than himself, and other senior executives.  The Committee determines the base salary adjustment for the CEO taking into consideration the performance of the CEO and the advice it has received from its compensation advisor.  For 2009, base salary accounted for approximately 30 percent of the NEOs’ direct compensation.

As a result of business conditions in late 2008, the Corporation decided to freeze the base salaries of the NEOs and other senior management for the course of 2009. Salary reviews for the Corporation’s employees which would normally have taken place on January 1, 2009 were deferred for six months and implemented on July 1, 2009.

Base salaries for the NEOs were adjusted and became effective on January 1, 2010. These adjustments took into consideration comparative base salaries as well as total compensation information among the comparator group of companies.

A summary of base salary adjustments are set out in the table below.

Named Executive Officer	Title	Base Salary Increase 2009	Base Salary at January 1, 2009	Base Salary Increase 2010	Percent Increase	Base Salary at January 1, 2010
Donald R. Lindsay	President and CEO	$0	$1,144,000	$106,000	9.3%	$1,250,000
Ronald A. Millos	SVP, Finance and CFO	$0	$440,000	$60,000	13.6%	$500,000
Boyd Payne	SVP, Coal and President, Teck Coal	$0	$703,000	$22,000	3.1%	$725,000
Ronald J. Vance	SVP, Corporate Development	$0	$540,000	$60,000	11.1%	$600,000
Peter C. Rozee	SVP, Commercial Affairs	$0	$495,000	$35,000	7.1%	$530,000

Annual Incentive Bonus

The Bonus Plan provides a variable component of total cash compensation that is directly related to the financial performance of the Corporation and its business units as well as the achievement of safety, environmental and individual performance objectives.

Financial performance is measured in terms of ROCE.  Corporate and business unit ROCE targets are based on the Corporation’s annual financial plan and are adjusted at the end of the year to reflect actual zinc, copper, coal and gold prices.  ROCE is used to focus management attention on the returns being generated by assets in their areas of responsibility, and encourage investment of capital in new assets which will enhance ROCE performance.

Adjusting target ROCE for commodity prices provides for recognition of excellent operating performance during periods of low commodity prices while avoiding windfall payouts during periods of high commodity prices.

The Bonus Plan has three components: corporate, business unit and personal performance. Weightings for these components vary by position, reflecting the impact each position has on company-wide and business unit performance.  Weightings and performance measures for each component of the Bonus Plan as well as target bonuses for the NEOs are set out below.

	Target Bonus (% of Salary)	Corporate		Business Unit		Personal
		Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
D.R. Lindsay, President and CEO	75%	50%	ROCE	20%	Company-wide Safety and Environmental	30%	Personal performance objectives
B. Payne, SVP Coal and President, Teck Coal	60%	30%	ROCE	40%	Coal Business Unit ROCE, Safety and Environmental	30%	Personal performance objectives
Other Named Executive Officers	50%	40%	ROCE	30%	Business Unit ROCE and functional objectives	30%	Personal performance objectives

Target bonuses are expressed as a percentage of base salary and are payable when Corporate ROCE, business unit ROCE, safety and environment, and personal performance objectives are met.  Payouts under the Bonus Plan can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance.  Based on results, the CEO recommends to the Committee ratings for the corporate and business unit components of the Bonus Plan, as well as the bonus payment for each NEO other than himself.  The Committee determines the bonus payment for the CEO based on Corporate ROCE, safety and environmental performance, and the results the CEO has achieved on the personal performance objectives which were set at the beginning of the year.

As an example, the diagram below summarizes the CEO’s bonus compensation framework for 2009:

Target Bonus of 75%
Base Salary	x		x	.5(Corporate Bonus Measure) + .2(Business Unit Measure) + .3(Personal Measure)

In 2009, the Corporation achieved a price adjusted ROCE of 8.9% compared to a target of 6.6%.  Based on these results and the circumstances in which the results were achieved, the CEO assigned a performance rating for the company component of the bonus plan of 175%.   This performance rating reflects  good operating results especially at Red Dog, Antamina and Quebrada Blanca and took into consideration the  Corporation’s response to the very weak world economic conditions which prevailed earlier in the year and its successful refinancing of the debt associated with the Fording acquisition. Extraordinary gains and losses are excluded from the ROCE calculation including the gain related to foreign exchange.

Results for the business unit component of the Bonus Plan are set out in the table below.

	2009 Business Unit Performance Objectives	Business Unit Performance Results	Business Unit Rating
D. R Lindsay President and CEO	Total Recordable Incidents Frequency (“TRIF”) of 2.32. Environmental objectives as established by each Business Unit reflecting the specific requirements of each operation.
TRIF was 1.48.

Overall environmental performance was positively affected by the implementation of a series of selenium management procedures in the Coal Business Unit, successful permitting of the west wall at Highland Valley, groundwater quality control at Quebrada Blanca, and the development and implementation of  an environmental management system at Duck Pond.

While a significantly better TRIF result was achieved compared to plan, two fatalities during the Carmen de Andacollo Hypogene Project and one fatality at Antamina resulted in a Safety rating of 93.7%. The Environmental rating was 121.4%.

The overall Business Unit rating was 107.6%.

R. A. Millos SVP, Finance and CFO	Weighted average Business Unit ROCE target was 51.9%.	Weighted average Business Unit ROCE result was 61.3%.	Weighted average Business Unit ROCE rating was 111.7%.
B. Payne SVP, Coal and President, Teck Coal
Coal Business Unit ROCE target of 90.1%.

TRIF of 2.32.

Environmental objectives included development and implementation of selenium management practices and water quality compliance against discharge standards.

Coal Business Unit ROCE was 100.5%.

TRIF was 2.37.

Environmental performance was positively affected by the implementation of a series of selenium management procedures, and consistent compliance with water discharge standards.

Coal Business Unit ROCE performance was rated at 95.4%, Safety was rated at 99.3 % and Environmental at 121.9%. The overall rating for the Coal Business Unit was 100.5%.
R. J. Vance SVP, Corporate Development
Mr. Vance is responsible for the Business Development, Technology, and Base Metals Marketing and Sales functions. Mr. Vance’s business unit rating is based on the achievement of specific objectives for Business Development and Technology. The Marketing and Sales function is rated on the basis of the weighted average ROCE results for the Copper and Zinc Business Units.

For Business Development, several transactions related to asset sales and dormant properties were completed.  For Technology groups, technical improvements in the Copper and Coal units, and further progress with the application of the CESL technology were achieved.
For Base Metals Marketing and Sales, the weighted average ROCE result for the Copper and Zinc Business Units was 42.7% compared to a target of  32.6%.

Business Development was rated at 200%. Technology was rated at 125.7% and Base Metals Marketing and Sales at 118.5%. The overall rating for the Corporate Development function was 168.8%.
P. C. Rozee SVP, Commercial Affairs	Weighted average Business Unit ROCE target was 51.9%.	Weighted average Business Unit ROCE result was 61.3%.	Weighted average Business Unit ROCE rating was 111.7%.

A major focus of the Corporation during 2009 was the refinancing of the Fording acquisition debt and the sale of certain assets. This was the key priority for most of the senior executive team as reflected in the table below.

	2009 Personal Performance Objectives	Review of Actual Performance
D. R Lindsay President and CEO
1. Continue to improve safety performance by reducing TRIF by 25% below the 2008 target level,
2. Maximize cash flow to facilitate debt repayment through reducing costs and asset sales,
3. Reduce and refinance the Fording acquisition bridge loan,
4. Complete a number of key projects including the first phase of the Highland Valley Copper mine life extension and the Carmen de Andacollo expansion, and
5. Strive for operational excellence across the company.

Courageous Safety Leadership, a program which encourages employees to take initiative to ensure their safety and the safety of their co-workers, was implemented across the company.  A TRIF of 1.48 was achieved compared to a target of 2.32. Regrettably, three fatalities all involving contract employees occurred during the year.
Record EBITDA of $4.1 billion was recorded and debt will be reduced by more than $6.7 billion. The bridge loan was fully repaid and the term loan refinanced through a new bond placement and the private equity placement with the China Investment Corporation.
Construction of the Carmen de Andacollo expansion was completed by year end, and production was underway in early 2010 on confirmation of water permits. The Highland Valley mine life extension program continued during the year incorporating resolution of geotechnical issues which were identified mid-year.
Operational excellence initiatives focused on supply management, maintenance practices, energy and continuous improvement resulting in $120 million in annual savings.

R. A. Millos SVP, Finance and CFO
1. Refinance the Fording acquisition loan arrangements,
2. Expedite filing of tax returns and receipt of tax refunds related to the Fording acquisition,
3. Provide financial analysis and support to the Business Development group for  asset sales and other projects,
4. Complete integration of Teck Coal finance functions, and
5. Complete a new consolidated financial planning model and reporting system.

The refinancing of the Fording acquisition debt was completed, financial analysis to support the asset sales was provided, and the filing of tax returns and receipt of tax refunds were expedited as planned. The Teck Coal finance function was rationalized and its financial policies and reporting requirements integrated with those of the Corporation. A new consolidated financial planning model was developed, and a new financial reporting system was also completed during the year.  Additionally, conversion to International Financial Reporting Standards was underway.

B. Payne SVP, Coal and President, Teck Coal
1. Ensure rollout of  Courageous Safety Leadership to all employees of the Coal business unit,
2. Achieve the 2009 Coal business plan,
3. Restructure and consolidate Calgary business unit office and implement shared services in the Sparwood office,
4. Implement the Building Strength with People program in the Coal business unit, and
5. Implement Enterprise Resource Planning at four mine sites.

Provided strong leadership to the Courageous Safety Leadership program. Achieved the Coal business plan including ramping up production and sales during the second half of the year.  Completed restructuring and integrating of the business unit’s financial policies and reporting with those of the Corporation.
Developed and implemented a new management by objectives process supported by Building Strength with People, the Corporation’s performance management program.
Enterprise Resource Planning was implemented at three operations during the year. Implementation will be completed in 2010.

R. J. Vance SVP, Corporate Development
1. Reschedule and refinance the Fording acquisition credit facilities,
2. Complete non-core asset sales to reduce debt,
3. Rationalize and re-align the corporate development functions, and
4. Establish new value-maximizing business plan for the CESL technology group.

The refinancing of the Fording acquisition debt was completed including rescheduling of the facilities’ maturities, and refinancing of the bridge loan through a new US$4.2 billion bond issue and a US$1.5 billion private equity placement with the China Investment Corporation.
The sale of Pogo, Hemlo and Morelos were completed, and sale of the Waneta hydroelectric facility, Agi Dagi-Kirazli, and the Andacollo gold royalty transactions were each pending at year-end. Proceeds from these sales will total US$1.6 billion.
Completed restructuring of the corporate development group, focusing staff resources on asset sales and exploration farm-outs.
A new business plan for CESL was developed which focuses on generating third party revenues.

	2009 Personal Performance Objectives	Review of Actual Performance
P. C. Rozee SVP, Commercial Affairs
1. Refinance the Fording acquisition loan arrangements,
2. Assist with asset sales including Waneta, an interest in gold production at Andacollo, Pogo and Morelos, and
3. Prepare various disclosure documents, including the Annual Information Form, the Annual Report and the Quarterly Reports.

The refinancing of the Fording acquisition debt was completed including the new bond offering and the China Investment Corporation private placement. The Pogo and Morelos sales were completed, and by year end the Waneta and Andacollo gold royalty transactions were near completion. Other asset transactions including the sale of the Corporation’s interest in Hemlo were also completed during the year. All disclosure documents were prepared.

Based on ratings determined under the Bonus Plan, the following bonus awards were made to the NEOs:

NEO	2009 Base Salary	Target Bonus	Bonus Payment	Payment as a Percent of Salary
D. R. Lindsay	$1,144,000	$858,000	$1,398,500	122.2%
R. A Millos	$440,000	$220,000	$346,500	78.8%
B. Payne	$703,000	$421,800	$542,900	77.2%
R.J. Vance	$540,000	$270,000	$487,700	90.3%
P.C. Rozee	$495,000	$247,500	$389,800	78.7%

In addition to the above Bonus Plan awards, Mr. Lindsay was awarded a supplemental bonus of $500,000 and Mr. Millos, Mr. Vance and Mr. Rozee were each awarded supplemental bonuses of $250,000 in recognition of their extraordinary contributions to the refinancing of the debt associated with the Fording transaction.

Long Term Incentives

Long term incentives are designed to foster and promote the long-term financial success of the Corporation by:

•	strengthening the ability of the Corporation to attract and retain highly competent employees,

•	motivating performance through incentive compensation,

•	promoting greater alignment of interests of employees and shareholders by creating long-term shareholder value, and

•	enabling employees to participate in the long-term growth and financial success of the Corporation.

Long term incentives are comprised of stock options and share units. The Black-Scholes method is used to value stock options. The share price of the Class B subordinate voting shares on the date of grant is used to value share units. The CEO recommends to the Committee grants of options and share units to the NEOs, other than himself, as well as to other executives and senior managers.

Currently annual and long term incentive compensation equates to approximately 70 percent of the NEO’s earnings and as a result, a significant portion of their compensation is aligned with shareholder interests.

The 2009 grant of stock options and share units was intended to provide in aggregate 60 percent of the value of the 2008 grants, consistent with the lower rating of the Corporation’s 2009 financial performance used to determine the 2008 incentive bonuses. Using the Black-Scholes valuation methodology to value option grants at a time of low share prices, and maintaining the 2008 relative proportions of options and share units, would have resulted in a very large number of options being granted, because the value of each option calculated on that basis would have been low.  The Committee did not feel that the large option grants that would have resulted, over two times the numbers of options granted in 2008, were appropriate, particularly given the low exercise price.  Consequently, the Committee limited option grants to match the number of options granted to each individual in 2008, reducing individual options grants by approximately 50 percent from the grants generated by the formula.  In order to make up the planned 60 percent of aggregate value of the 2008 grants, the Committee increased the number of share units granted. While this approach avoided a significant increase in the number of stock options and limited overall dilution to shareholders, it did result in a large number of share units being granted.  These share unit grants were seen as reasonable in light of the share price at the time of the grants and compared to the number of share units granted in previous years.  After the Committee's deliberations and before the 2009 grants were made, the share price fell further, with the result that at the time of grant the NEOs and other executives received a 2009 grant valued at closer to 40 percent of the value of their 2008 grant.

The number of long term incentive recipients increased from approximately 130 in 2008 to approximately 450 in 2009. This was due to adding employees who were previously included in the Elk Valley Coal Partnership’s long term incentive plan as well as adding a number of key mid-management operations, commercial, technical and administrative employees to the plan. This latter change was made to retain this key group of management and professional staff through the next economic cycle when employment markets are again expected to become very competitive.

The total number of stock options granted in 2009 was 2,350,000 compared to 1,655,000 in 2008.  The total number of share units granted in 2009 was 2,758,250 compared to 447,250 in 2008.

During 2009, the Committee considered the introduction of Performance Share Units (“PSU”) as an alternative to Deferred Share Units and Restricted Share Units. The Committee determined the current share unit structure to be more appropriate as the introduction of PSUs would add greater complexity and potentially result in less transparency to the administration of the Corporation’s compensation program.

The CEO is currently required to hold five times his annual base salary in shares or share units. For 2009, Mr. Lindsay was required to hold 167,447 Class B subordinate voting shares or share units. As of December 31, 2009, Mr. Lindsay held 302,056 Class B subordinate voting shares and 508,728 share units.

Pensions

Pensions and benefit arrangements are designed to be competitive with those of other comparable companies. These arrangements are reviewed periodically by the Compensation Committee to ensure they remain competitive.

The pension arrangements of the NEOs vary depending on when the executive joined the Corporation. Mr. Lindsay and Mr. Rozee, for example, participate in the defined benefit pension plan and supplementary retirement arrangements, as described on pages 42 and 43.  Executives who joined the Corporation after January 1, 2005, such as Mr. Millos, Mr. Payne and Mr. Vance, are members of defined contribution plans, as described on page 43 and 44.

Benefits

The Corporation’s executive benefit plan includes: medical, extended health, dental, disability and life insurance coverage.  Perquisites consist of a car benefit, club memberships, and an annual health assessment.  The Corporation provides retired executives with post retirement benefits including life insurance for up to five years after retirement, medical, extended health and dental coverage.  These benefits and perquisites are comparable to what other Canadian-based mining and metal refining, and other resource sector companies provide executive level employees.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each NEO to provide a consistent and comprehensive framework of employment terms for each executive. These agreements set out terms and conditions in the event there is a change in control, or in other circumstances where the executive loses his job through no fault of his own. (See further section on Termination and Change in Control Benefits on page 44.)

Performance Graphs

The following graph illustrates the Corporation’s five-year cumulative total shareholder return (to December 31, 2009, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2004 in Class A common shares and Class B subordinate voting shares on the TSX compared to the return on a comparable investment on the Diversified Metals & Mining Index (Sub Industry), the S&P TSX Composite Index and the Materials Index (Sector).

	2004	2005	2006	2007	2008	2009
Teck A common shares - TSX	100	178	252	255	42	218
Teck B subordinate voting shares - TSX	100	171	248	205	35	215
Diversified Metals & Mining Index (Sub Industry)	100	147	246	285	86	364
Materials Index (Sector)	100	115	161	210	154	207
S&P/TSX Composite Index	100	124	146	160	107	145

The following graph illustrates the Corporation’s three and a half year cumulative total shareholder return (to December 31, 2009, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on June 30, 2006 in Class B subordinate voting shares on the NYSE compared to the return on a comparable investment on the Diversified Metals & Mining Index (Sub Industry), the S&P TSX Composite Index and the Materials Index (Sector).

Total compensation provided to the NEOs in 2008 and 2009 has tracked the Corporation’s total shareholder return relative to the comparative indices as shown in the foregoing Performance Graphs. Along with the decline in total shareholder returns in late 2008 and through the first months of 2009, base salaries were frozen in 2009, and bonuses for 2008 and long term incentive grants in 2009 were reduced significantly.  The Summary of Total Compensation Table for NEOs on the next page provides more details on NEO compensation for 2008 and 2009.

Summary of Total Compensation for NEOs

The following table sets out total compensation for the financial years ending December 31, 2008 and 2009 for the President and Chief Executive Officer, the Senior Vice President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and any of its subsidiaries.

Name and Principal Position	Year	Salary ($)	Share- Based Awards (1) ($)	Option- Based Awards (2) ($)	Annual Incentive Plans (3) ($)	Pension Value (4) ($)	All Other Compensation (5)(6) ($)	Total Compensation ($)
D.R. Lindsay President and CEO	2009 2008	1,144,000 1,144,000	1,307,250 2,216,004	426,288 2,282,784	1,898,500 500,000	176,000 336,000	40,000 40,000	4,992,038 6,518,788
R.A. Millos SVP Finance and CFO	2009 2008	440,000 440,000	327,020 539,578	106,572 570,696	596,500 170,000	57,200 57,200	33,716 4,215	1,561,008 1,781,689
B. Payne SVP Coal and President Teck Coal (7)	2009	703,000	327,020	106,572	542,900	91,390	0	1,770,882
R.J. Vance SVP Corporate Development	2009 2008	540,000 540,000	441,145 711,997	142,096 760,928	737,700 195,000	70,200 70,200	0	1,931,141 2,278,125
PC Rozee SVP Commercial Affairs	2009 2008	495,000 495,000	441,145 734,104	142,096 760,928	639,800 195,000	46,000 108,000	0	1,764,041 2,293,032

Notes:

(1)
Share units in the form of DSUs or RSUs are granted on an annual basis under the Corporation’s share unit plans.  Dividend equivalents are credited to a participant’s share unit account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares.  The units vest on the third anniversary of the end of the calendar year immediately preceding the grant.  Dollar figures are based on $4.15 which was the closing price of the Class B subordinate voting shares on the day prior to the grant date.  (See section on Incentive Plan Awards – Share Unit Plans on page 42.)

(2)
The options granted in the 2009 financial year were granted pursuant to the 2001 Stock Option Plan.  (See section on Incentive Plan Awards – Stock Option Plans on page 40).  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant.  The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Corporation’s common share price (with a cap of 50%), expected dividend yield, and risk-free interest rate.  The assumption used in the grant date fair value model is based on an expected life of 6.5 years, which is half the sum of the actual term of ten years and an assumed vesting period of three years, which is generally consistent with the US Securities and Exchange Commission (“SEC”) safe harbor definition of expected life.  The Black-Scholes grant date fair value for awards granted on February 19, 2009 was 42.8% of the option exercise price.  The grant date fair value of stock option awards will differ slightly from the accounting fair value disclosed in the Corporation’s financial statements.  Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) requires recognition in the Corporation’s financial statements of an expense for option awards using the fair value method of accounting.  Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as a compensation expense.  To calculate the accounting fair value, the Black-Scholes option valuation model is also used.  However, the assumptions in the accounting model, which is consistent with the CICA’s Section 3870 rules, is based on an expected term of 5.4 years (the Corporation’s historical option exercise pattern), and volatility is not capped.  The accounting fair value for grants made under the Corporation’s 2001 Stock Option Plan during the year ended December 31, 2009 was based on a Black-Scholes value of 55% of the option exercise price.

(3)
The annual incentive plan amounts are applicable to the year indicated but paid in March of the following year. For example, the 2009 bonus amounts were paid in March, 2010. Included in the annual incentive amounts are supplementary bonuses in the amounts of $500,000 for Mr. Lindsay and $250,000 for Mr. Millos, Mr. Vance and Mr. Rozee.

(4)	See Pensions section on page 42 for details.
(5)	All other compensation for D.R. Lindsay is based on his Director’s fees and retainer in connection with his membership on the Board. As of January 2010, Mr. Lindsay no longer receives Director’s fees.
(6)	All other compensation for R.A. Millos is for vacation time that was paid out in 2009.
(7)	B. Payne was the President and CEO of Elk Valley Coal Corporation and the Fording Trust in 2007 and 2008 and not an executive of Teck.
(8)	Perquisites have not been included, as they do not reach the prescribed threshold of the lesser of $50,000 and 10% of total salary for the financial year.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2009.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options (1) ($)	No. of Share Units (#)		Market or Payout Value of Share Units (2) ($)
					Vested	Unvested	Vested	Unvested
D. R. Lindsay President and CEO	100,000 120,000 240,000 240,000	33.20 43.74 33.97 4.15	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019	362,000 0 684,000 7,840,800	133,064	375,664	4,899,416	13,831,950
R. A. Millos SVP, Finance and CFO	30,000 30,000 60,000 60,000	33.20 43.74 33.97 4.15	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019	108,600 0 171,000 1,960,200	19,968	93,965	735,221	3,459,790
B. Payne SVP, Coal & President, Teck Coal	60,000	4.15	Feb. 19, 2019	1,960,200	0	78,800	0	2,901,416
R. J. Vance SVP, Corporate Development	33,300 40,000 80,000 80,000	33.20 43.74 33.97 4.15	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019	120,546 0 228,000 2,613,000	8,568	126,521	315,473	4,658,503
P. C. Rozee SVP, Commercial Affairs	20,000 30,000 40,000 80,000 80.000	22.64 33.20 43.74 33.97 4.15	Mar. 14, 2011 Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019	283,600 108,600 0 228,000 2,613,600	38,526	126,521	1,418,527	4,658,503

Notes:

(1)
Maximum value at December 31, 2009 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2009 ($36.82) and the exercise price of the options.

(2)
Market or Payout Value calculated by multiplying the number of share units (RSUs and/or DSUs) held at December 31, 2009 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2009 ($36.82).

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO during the fiscal year ending December 31, 2009.

Name	Option-Based Awards – Value Vested During The Year (1) ($)	Share-Based (DSU/RSU) Awards – Value Vested During The Year ($)
D.R. Lindsay President and CEO	0	687,376 (2) / 687,376 (3)
R.A. Millos SVP Finance and CFO	0	393,900 (2) / 121,275 (3)
B. Payne SVP, Coal & President, Teck Coal	0	0
R.J. Vance SVP Corporate Development	0	0 (2) / 566,063 (3)
P.C. Rozee SVP Commercial Affairs	0	283,012 (2) / 283,012 (3)

Notes:

(1)
The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B subordinate voting shares on the TSX and the exercise price on such vesting date.

(2)	Deferred Share Units vested but are not redeemable until the recipients retire, resign or their employment is otherwise terminated.
(3)
The amount represents the aggregate dollar value that has been realized upon vesting of the share units as of December 18, 2009, using the closing price of the Class B subordinate voting shares on the TSX on December 17, 2009 ($39.02).

Stock Option Plans

The Corporation currently has two stock option plans, being the 2010 Plan (as described under the section entitled “2010 Stock Option Plan”) and the 2001 Stock Option Plan (the “2001 Plan”). Subject to shareholder approval of the 2010 Plan being obtained at the Meeting, the 2010 Plan will replace the 2001 Plan and no additional options will be granted under the 2001 Plan. Options previously granted under the 2001 Plan will continue to be outstanding until exercised or terminated in accordance with their terms. 9,000,000 Class B subordinate voting shares were initially reserved under the 2001 Plan. As of March 1, 2010 there were options outstanding under the 2001 Plan to purchase 6,594,723 Class B subordinate voting shares, representing 1.4% of the outstanding Class B subordinate voting shares (on a non-diluted basis) and 2,473,631 Class B subordinate voting shares available under the 2001 Plan for additional option grants. Prior to May 1, 2001, the Corporation also granted options under its 1995 Stock Option Plan but no options remain outstanding under that plan as of the date hereof.

Under the 2001 Plan, employees of and consultants to the Corporation and its affiliates are eligible to receive options to purchase Class B subordinate voting shares, at a price per share equal to the closing sale price of a Class B subordinate voting share on the Toronto Stock Exchange on the day prior to the date of grant of the option. Prior to April 28, 2004, non-executive directors of the Corporation were also eligible to participate under the 2001 Plan. Under the 2001 Plan, options have a term and vest as determined by the Compensation Committee of the Board of Directors, provided that the term may not exceed ten years.

The 2001 Plan includes limits on the number of options that may be granted to participants. The number of Class B subordinate voting shares reserved for issuance to insiders of the Corporation at any time or that are issued to insiders within any 12-month period, in each case pursuant to the 2001 Plan and pursuant to any other equity compensation arrangements of the Corporation, may not exceed 10% of the “Outstanding Issue”. Outstanding Issue is defined as the number of Class B subordinate voting shares outstanding less the number of Class B subordinate voting shares issued in the prior 12 months pursuant to equity compensation arrangements.  No single insider may be issued Class B subordinate voting shares pursuant to the Plan and/or any other equity compensation arrangement within any 12-month period that exceed 5% of the Outstanding Issue and no one person may hold options under the 2001 Plan and/or any other share compensation arrangement that exceed 5% of the Outstanding Issue.

Options issued under the 2001 Plan are not assignable except to a registered retirement savings plan or registered retirement income fund of an optionee.

In lieu of exercising an option, an optionee may in certain circumstances have the right to realize the appreciation in value of the option (the “Share Appreciation Right”). The value of a Share Appreciation Right is the amount determined by multiplying the number of Class B subordinate voting shares in respect of which the Share Appreciation Right is being exercised by the amount by which the market price of a Class B subordinate voting share at the time of exercise exceeds the exercise price of the option.  For this purpose, the market price of a Class B subordinate voting share is calculated as the weighted average trading price of a Class B subordinate voting share on the Toronto Stock Exchange for the five trading days preceding the date that notice of exercise is received by the Corporation. The optionee may also elect to apply up to 50% of the cash receivable under a Share Appreciation Right to the purchase of Class B subordinate voting shares from the Corporation’s treasury at the market price. Currently, there are no Share Appreciation Rights outstanding under the 2001 Plan.

In the case of the death of an employee participant under the 2001 Plan, options that have vested at or within three years following the date of death remain exercisable until the earlier of (i) the third anniversary of the date of death; and (ii) the date that is the later of the first anniversary of the date of death and the date of expiry of such options.

In the case of the death of a director participant under the 2001 Plan (other than a director who is a full-time employee) or of a consultant participant, options that have vested at or within one year following the date of death remain exercisable until one year after the date of death, notwithstanding the date of expiry of such options.

In the case of termination of the employment of an optionee, other than by death or dismissal for cause, after the optionee has reached the normal retirement age or before the normal retirement age with the Corporation’s concurrence, all options vested on the date of retirement remain exercisable until the earlier of the third anniversary of the date of retirement and the expiry date of the options. If an employee resigns in circumstances other than as described above, options that have vested prior to the date of resignation remain exercisable until the earlier of 90 days after the date of resignation and the expiry date of the option. If an employee is terminated by the Corporation otherwise than for cause or as described above, options that have vested prior to the termination remain exercisable until the earlier of one year after the date of termination of employment and the expiry date of the option.

In the case of the termination of the appointment of non-executive directors or the termination of the engagement of consultants, options that have vested prior to the termination of membership on the Board or termination of the consulting agreement, as the case may be, are exercisable until the earlier of one year after the date of termination and the expiry date of the option.

The 2001 Plan provides for adjustments in the event of a consolidation or subdivision of the Class B subordinate voting shares or if the Corporation amalgamates or merges with any other company. In the event of a take-over bid for the Class B subordinate voting shares which could result in a change in control of the Corporation, the 2001 Plan provides for accelerated vesting of options. In addition, where the Board recommends acceptance of a take-over bid and the person making the bid acquires not less than 90% of the Class B subordinate voting shares, the Corporation may cancel any option upon payment to the optionee of an amount per share which is not less than the excess of the take-over bid price per share over the exercise price per share of the affected option.

The Board may discontinue or amend the 2001 Plan at any time; provided, however that shareholder approval must be obtained to amend any of the provisions of the 2001 Plan relating to: (i) the limitations on insider participation, (ii) the maximum number of shares reserved for issuance, (iii) the eligibility of non-executive directors (iv) the decrease in the exercise price of outstanding options, and (v) the extension of the term of an outstanding option.

In February 2010, the Board of Directors amended the 2001 Plan to provide for identical treatment, as to vesting and termination of options, for those employees who retire either after the normal retirement age or prior to the normal retirement age with the concurrence of the Corporation. These provisions are described above. Under the terms of the 2001 Plan, the Board has authority to make all amendments to the Plan except those amendments identified in the preceding paragraph as expressly requiring shareholder approval.

Share Unit Plans

Effective April 28, 2004, Directors and senior executive officers were eligible to participate in the Corporation’s Deferred Share Unit Plan or Restricted Share Unit Plan. These plans provide for an annual grant to each Director and certain senior executive officers.  Non-executive Directors also have the right to elect on an annual basis to receive some or all of their annual retainer in DSUs.  Dividend equivalents are credited to a participant’s account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares, based on the closing price of the shares on the dividend payment date.  In the case of the senior executive officers, DSUs and RSUs vest on the third anniversary of the end of the calendar year immediately preceding the date of grant.  DSUs are paid out in cash on termination of employment, retirement or death.  DSUs for Directors are paid out in cash when the participant ceases to be a member of the Board.  RSUs are paid out in cash prior to the third anniversary of the year ended immediately prior to the grant.

Other executives and employees became eligible to participate in the share unit plans in 2005. As of December 31, 2009, Directors, executives and employees held a total of 1,219,471 DSUs and 2,370,539  RSUs.

Pensions

Defined Benefit Pension

Mr. Lindsay, CEO, is accruing benefits under the Corporation’s Pension Plan for Executive and Qualified Senior Salaried Employees (the “Retirement Plan”), a registered pension plan under the Income Tax Act and under an Executive Retirement Agreement (the “Executive Agreement”).  His total annual retirement benefit is equal to 2.5% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service.  Earnings include base pay only and exclude bonuses and director’s fees.  The normal retirement age for payment of the accrued pension is age 60. Mr. Lindsay may retire at any time after attainment of age 55 or, with the consent of the Corporation, upon completion of 10 years of continuous service.  His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60.  The pension is payable in the form of a joint and two-thirds survivor pension with a five year guarantee.

Mr. Rozee, SVP, Commercial Affairs is accruing benefits under the Retirement Plan and under a supplemental pension arrangement.  His total annual retirement benefit is equal to 2.0% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service.  Earnings include base pay only and exclude bonuses and director’s fees.  The normal retirement age for payment of the accrued pension is age 60. Mr. Rozee may retire at any time after attainment of age 55.  His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60.  The pension is payable in the form of a joint and 60% survivor pension with a five year guarantee.

The following table provides relevant information with respect to the pension entitlements of Mr. Lindsay and Mr. Rozee as of December 31, 2009.

Name	Years of Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year	Compensatory Change	Non-Compensatory Change	Accrued Obligation at End of Year
		Accrued at End of Year	At Age 65
D.R. Lindsay	5.00	$141,200	$530,500	$888,000	$176,000	$367,000	$1,431,000
P.C.
Rozee	8.75	$85,500	$235,300	$558,000	$46,000	$218,000	$822,000

The annual benefits payable are based on highest annual average earnings at December 31, 2009.  The actuarial valuation method and the significant assumptions that the Corporation applied in quantifying the accrued obligation at the end of the year are described in the footnotes to the Corporation’s financial statements for the year ended December 31, 2009.  The amounts in the “compensatory change” column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the end of the year on the accrued obligation. The amounts shown in the “non-compensatory change” column include interest and the impact of changes that were made to the assumptions used to value the accrued benefits.

Defined Contribution Pension

Mr. Millos and Mr. Vance are participants in the defined contribution provision of the Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Pension Plan”) and Mr. Payne participates in the defined contribution provision of the Pension Plan for Administrative Employees of Teck Coal Limited (the “Teck Coal DC Pension Plan”) both of which are registered pension plans under the Income Tax Act.  Mr. Millos and Mr. Vance also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”). The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after the completion of five years of service from the date of becoming a DC Supplementary Plan member.  Mr. Payne participates in the defined contribution provision of the Supplemental Pension Plan of Teck Coal Limited (the “Teck Coal Supplemental Plan”).  The Teck Coal DC Pension Plan provides for 100% vesting after the completion of two years of service; the Teck Coal Supplemental Plan provides for 100% vesting after the completion of five years of service from the date of becoming a Teck Coal Supplemental Plan member.

For each of these NEOs, the contributions remitted in 2009 by the Corporation to the DC Pension Plan or the Teck Coal DC Pension Plan were equal to the maximum contribution limit under the Income Tax Act of $22,000.  The DC Supplementary Plan and the Teck Coal Supplemental Plan provide for notional contributions of 13% of earnings minus the contributions remitted to the registered pension plans. Earnings include base pay only and exclude bonuses and directors’ fees. The account balances under the DC Pension Plan and the Teck Coal DC Pension Plan are invested in accordance with the individual participants’ election from the investment options offered by the Corporation to all plan members including Canadian, U.S., International and Foreign Equity funds, a Bond fund, a Money Market Fund, five Asset Mix options and a Guaranteed Investment Certificate. NEOs notional account balance under the DC Supplementary Plan and the Teck Coal Supplemental Plan is based on the member’s election to credit either the investment return of the Balanced Asset Mix investment option or the investment return earned by the member under the registered pension plan.

Upon retirement, the participant is entitled to the distribution of the accumulated value of the Corporation’s contributions under the DC Pension Plan or the Teck Coal DC Pension Plan as a lump sum and to the distribution of the accumulated value of the notional contributions under the DC Supplementary Plan or the Teck Coal Supplemental Plan as a series of 120 equal monthly payments.

The amounts reported in the table below show the combined defined contribution account balances for the two plans for each of these NEOs at the start of the year and at the end of the year, including a reconciliation of the change in the defined contribution account balances.

Name	Accumulated Value at Start of Year	Compensatory	Non-Compensatory	Accumulated Value at Year End
R.A. Millos	$ 269,500	$ 57,200	$55,700	$382,400
B.D. Payne	$180,676	$91,390	$42,406	$314,472
R.J. Vance	$ 154,400	$ 70,200	$45,000	$269,600

The amounts in the “compensatory” column include the employer contributions to the DC Pension Plan or the Teck Coal DC Pension Plan and notional contributions to the participant’s DC Supplementary Plan or Teck Coal Supplemental Plan accounts. The amounts shown in the “non-compensatory” column represent the investment earnings during the year.

None of these NEOs participate in defined benefit pension plan arrangements.

Termination and Change in Control Benefits

Mr. Lindsay, Mr. Millos, Mr. Vance and Mr. Rozee have employment agreements which include provisions covering position, term, duties, employee obligations, compensation including base salary, bonus, share units and stock options, pension, other benefits, vacation and car benefit, and provisions covering termination for cause, without cause and in the event of a change in control. If the CEO’s employment is terminated by the Corporation without cause or by the CEO for good reason subsequent to a change in control, the Corporation will pay the CEO a lump sum equal to three times the CEO’s base salary plus an amount equal to three times the average amount of the bonus received by the CEO for the three years immediately preceding the year in which the termination of employment occurs.  For the other NEOs, the Corporation will pay a lump sum equal to two times base salary plus an amount equal to two times the average amount of the bonus received by the executive for the three years immediately preceding the year in which the termination of employment occurs.  In the event of a change in control, all unvested stock option and share unit grants vest and become payable.

Where the executive is terminated without cause, in order to receive these payments, the executive must:

(i)	not use knowledge or experience gained as an employee of the Corporation in any manner which would be detrimental to the business interests of the Corporation or its affiliates;
(ii)	not directly or indirectly recruit or solicit any employee of the Corporation for a period of 12 months following termination;
(iii)	keep non-public information concerning the business of the Corporation and its affiliates, including information related to business opportunities, in strictest confidence;
(iv)	comply with the Corporation’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and

(v)
upon termination, return to the Corporation all assets of the Corporation including any documents, recordings or other format on which information of the Corporation is stored.  These obligations do not apply if the executive is terminated by the Corporation within 12 months of a change in control or where the executive resigns for good reason within 12 months of the change in control.

Under Mr. Payne’s employment agreement, he is entitled to 24 months of base salary and 24 months of annual incentive bonus calculated at target in the event that his employment is terminated by the Corporation without cause or in the event that he elects to terminate his employment within three months of a change in control.  A change in control for the purposes of Mr. Payne’s agreement would occur if the Corporation or an affiliate ceases to be the managing partner of Teck Coal Partnership.

The following table shows the estimated compensation where an NEO is terminated without cause, or following a change in control as if the termination occurred on December 31, 2009.

Named Executive Officer	Title	Termination Without Cause	Termination Change in Control
D.R. Lindsay	President and CEO	$5,781,900	$27,910,600
R.A. Millos	SVP, Finance and CFO	$1,360,000	$6,894,000
B. Payne	SVP, Coal and President, Teck Coal	$2,249,600	$7,111,200
R.J. Vance	SVP, Corporate Development	$1,700,000	$9,124,100
P.C. Rozee	SVP, Commercial Affairs	$1,593,400	$9,017,500

There would be no incremental payments in connection with the resignation or retirement of the above NEOs other than as described above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2009.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	5,533,232 (1)	$28.282	3,762,531
Equity Compensation Plans not approved by shareholders	N/A	N/A	N/A
Total	5,533,232 (2)	$28.282	3,762,531 (2)

Notes:

(1)
The Class B subordinate voting shares to be issued upon exercise of outstanding options are comprised of (i) 5,430,432 Class B subordinate voting shares reserved for issuance in respect of options previously granted under the 2001 Stock Option Plan and (ii) 102,800 Class B subordinate voting shares reserved for issuance in respect of options issued in connection with the 2001 merger of Teck Corporation and Cominco Ltd.  The aggregate number of Class B subordinate voting shares reserved for issuance in respect of such outstanding options represents 0.94% of the aggregate number of Class A common shares and Class B subordinate voting shares and 0.95% of the outstanding Class B subordinate voting shares.

(2)
The aggregate of 9,295,763 Class B subordinate voting shares reserved for issuance under (i) the 2001 Stock Option Plan in respect of the outstanding options and options which may be granted in future thereunder and (ii) outstanding options granted in 2001 as a result of the merger of the Corporation and Cominco Ltd. represents 1.58% of the aggregate number of outstanding Class A common shares and Class B subordinate voting shares and 1.60% of the number of outstanding Class B subordinate voting shares.

INSURANCE

General By-law No. 1 of the Corporation provides for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a director or officer of the Corporation, subject to the limitations contained in General By-law No. 1 and in the Canada Business Corporations Act.  Further to General By-Law No. 1, each director and officer is provided with an Indemnity Agreement consistent with the by-law provisions.

During 2009, the Corporation purchased policies of insurance for the benefit of itself and its directors and officers against liability incurred by them in the performance of their duties as directors or as officers. The cumulative amount of the premium paid in respect of the policies in 2009 was approximately US$2,874,707. The entire premium was paid by the Corporation. The aggregate amount of coverage under the policies was US$150 million in respect of the directors and officers and US$125 million in respect of the Corporation.   There is no deductible in the case of directors and officers and a deductible of US$2.5 million for the Corporation.  The policies contain standard industry exclusions and no claims have been made to date.

SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

In order to be included in proxy material for the 2011 Annual Meeting of shareholders, shareholder proposals must be received by the Corporation at its offices at Suite 3300, Bentall 5, 550 Burrard Street, Box 31, Vancouver, British Columbia, V6C 0B3, Attention:  Corporate Secretary, no later than November 26, 2010.

ADDITIONAL INFORMATION

Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3:

(i)	the 2009 Annual Report to shareholders containing the consolidated financial statements for the year ended December 31, 2009, together with the accompanying report of the external Auditors;

(ii)	this Management Proxy Circular;

(iii)	the Corporation’s most recent Annual Information Form;

(iv)	comparative financial statements for the year ended December 31, 2009; and

(v)	Management’s Discussion and Analysis (“MD&A”) in respect of the comparative financial statements for the year ended December 31, 2009.

Financial information is provided in the Corporation’s comparative financial statements and MD&A for the year ended December 31, 2009.

Additional information relating to the Corporation is on SEDAR at www.sedar.com.

BOARD OF DIRECTORS’ APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED this 1st day of March, 2010.

By Order of the Board

“Karen L. Dunfee”

Karen L. Dunfee Corporate Secretary

SCHEDULE A

TECK RESOURCES LIMITED

2010 STOCK OPTION PLAN

ARTICLE 1  – PURPOSE AND INTERPRETATION

Section 1.1:                      Purpose.  The purpose of the Plan is to advance the long term interests of the Corporation by recognizing contributions made by key employees of the Corporation and creating an incentive for their continuing employment and by providing a means to assist in recruiting key personnel.

Section 1.2:                      Definitions. When used in this Plan, unless the context otherwise requires:

(a)	“Act” shall mean the Securities Act (Ontario) as the same may be amended, re-enacted or replaced from time to time;

(b)	“Associate” shall have the meaning given to it under the Act;

(c)	“Board of Directors” shall mean the Board of Directors of the Corporation and reference without more to action by the Board of Directors shall mean action by the Directors as a Board;

(d)	“Business Combination” shall have the meaning set forth in Section 5.7 hereof;

(e)	“Change in Control” shall have the meaning set forth in Section 5.1 hereof;

(f)	“Committee” shall mean the Compensation Committee of the Board of Directors or such other committee as may be designated by the Board of Directors;

(g)
“Corporation” shall mean Teck Resources Limited, a Canadian corporation, and includes any successor or assignee corporation or corporations into which the Corporation may be merged, changed or consolidated; any corporation for whose securities the securities of the Corporation shall be exchanged; and any assignee of or successor to substantially all of the assets of the Corporation;

(h)	“Insider” shall mean an “insider” as defined in the Act and such insider’s Associates;

(i)	“Normal Expiry Date” shall have the meaning set forth in Section 3.1 hereof;

(j)	“Option” shall mean an option to purchase Shares granted pursuant to the Plan;

(k)	“Option Price” shall have the meaning set forth in Section 2.2 hereof;

(l)	“Optionee” shall mean a person to whom an Option has been granted under the Plan for so long as such Option remains outstanding;

(m)	“Outstanding Issue” shall mean, at any time, the sum of the number of Shares and Class A Common Shares of the Corporation then issued and outstanding;

(n)	“Plan” shall mean this Stock Option Plan – 2010 as from time to time amended or supplemented as herein provided;

(o)	“Prior Plan” shall mean the 2001 Stock Option Plan of the Corporation, as amended and restated;

(p)	“SAR Payment” shall have the meaning set forth in subsection 3.3(f) hereof;

(q)	“Share Appreciation Right” shall have the meaning set forth in Section 3.3 hereof;

(r)
“Share Compensation Arrangements” shall mean any compensation or incentive mechanism involving the issuance or potential issuance of Shares, including without limitation, a purchase from treasury of Shares where the purchase is financially assisted by the Corporation, a stock option, a stock option plan and a stock appreciation right involving the issuance of Shares from treasury;

(s)	“Shares” shall mean the Class B Subordinate Voting Shares of the Corporation as presently constituted;

(t)	“Subsidiary” shall mean in respect of the Corporation, any entity that is a “subsidiary” as defined in National Instrument 45-106 - Prospectus and Registration Exemptions; and

(u)	“Trading Blackout” shall have the meaning set out in Section 3.6 hereof.

ARTICLE 2  – OPTIONS

Section 2.1:          Shares Available.  The Board of Directors, on the recommendation of the Committee, may from time to time grant Options to purchase Shares, in accordance with this Plan.  The maximum number of Shares issuable under this Plan shall be Ten Million (10,000,000) Shares (subject to adjustment pursuant to Article 5 hereof), or such greater number of Shares as shall have been duly approved by the Board of Directors and approved or ratified by the shareholders of the Corporation.

Section 2.2:          Option Price.  The price per Share at which Shares may be purchased under any Option granted pursuant to this Plan (the “Option Price”) shall be determined by the Board of Directors, provided that the Option Price shall in no circumstances be less than the closing sale price of the Shares on the Toronto Stock Exchange on the last business day on which such Exchange is open for trading prior to the date of grant of such Option.

Section 2.3:          Expiry of Options.  If any Option shall expire or terminate for any reason without having been exercised in full, the unpurchased Shares that were subject thereto may again be used and available for reservation for the purposes of the Plan.

Section 2.4:          Time of Issuance of Options.  The Board of Directors may at any time and from time to time grant Options pursuant to the Plan.  Subject to the provisions of Section 2.5 hereof, nothing herein shall be construed to prohibit the granting of Options at different times to the same person.

Section 2.5:          Persons Eligible. Persons eligible to receive Options shall be such full time employees of the Corporation or a Subsidiary who are or who demonstrate the potential of becoming key personnel of the Corporation or a Subsidiary, in each case as the Committee may recommend and the Board of Directors may determine.

Notwithstanding anything to the contrary contained in the Plan, no Options shall be granted to Insiders if such Options, together with any other outstanding Share Compensation Arrangements, could result in:

(a)	the number of Shares issuable to Insiders at any time pursuant to Share Compensation Arrangements exceeding ten percent (10%) of the Outstanding Issue; or

(b)	the issuance to Insiders pursuant to Share Compensation Arrangements, within any one year period, of a number of Shares exceeding ten percent (10%) of the Outstanding Issue.

Section 2.6:          Number of Shares to be Optioned.  The number of Shares to be optioned at any time to any person shall be recommended by the Committee and determined, in its sole discretion, by the Board of Directors.

Section 2.7:          Form of Options.  An Option Agreement, in such form or forms as may be approved by the Committee from time to time, signed by one or more officers of the Corporation as the Board of Directors or the Committee may determine, shall be issued to each person to whom an Option is granted.

Section 2.8:          Assignability of Options.  Options and all rights thereunder may not be assigned or transferred by an Optionee except to the legal personal representatives of a deceased Optionee as provided in Section 3.5 hereof.

Section 2.9:          Administration.  The Committee shall administer the Plan.  The Committee may from time to time adopt such additional rules, regulations and procedures for administering the Plan as it may deem proper and in the best interests of the Corporation.

ARTICLE 3  - EXERCISE OF OPTIONS

Section 3.1:          Term and Vesting.  Options shall extend for a period not exceeding ten (10) years from the date of the grant of such Options (the “Normal Expiry Date”), subject to earlier termination as hereinafter provided. Unless otherwise determined by the Board of Directors at the time of grant, an Option shall vest and become exercisable in three equal installments on each of the first, second and third anniversaries of the date of grant.

Section 3.2:           Notice of Exercise.  An Option shall be exercisable by the Optionee from time to time by notice in writing to the Secretary of the Corporation (or such other person as the Committee may from time to time appoint for purposes of receiving same) at the executive offices of the Corporation specifying the number of Shares to be purchased under such Option and accompanied by full payment of the purchase price for the Shares to be issued.  The receipt of payment by the Corporation shall be deemed to be exercise of the Option, and the Corporation shall cause the Transfer Agent for the Shares to issue and deliver to the Optionee (or as the Optionee may otherwise direct in the notice of exercise of the Option) a certificate or certificates registered in the name of the Optionee (or as otherwise directed) representing in the aggregate the Shares for which payment has been made.

Section 3.3:           Notice of Exercise of Share Appreciation Right.  Unless otherwise determined by the Board of Directors at the time of the grant, and subject to the limitations set forth below, at any time and from time to time that the Optionee has the right to acquire Shares upon exercise of an Option and at the time the market value (as hereinafter defined) for Shares exceeds the exercise price of such Option, the Optionee may, in lieu of and not in addition to the exercise of the Option, exercise the right (the “Share Appreciation Right”) to realize the appreciation in value of the Shares underlying such Option on the following terms:

(a)           the Optionee shall deliver (which may be effected by post, personal delivery or fax) to the Corporation a notice (addressed to the attention of the Secretary):

(i)	stating that the Share Appreciation Right is then exercised; and

(ii)
specifying the number of Shares at the time subject to such Option in respect of which the Share Appreciation Right is exercised, which cannot exceed the number determined pursuant to subsection (e) hereof;

(b)
the value of the Share Appreciation Right from time to time exercised shall be the amount determined by multiplying the number of Shares specified in such notice by the excess of the market value of a Share, determined in accordance with subsection (c) hereof, over the Option Price of such Option;

(c)	the market value of each Share shall be:

(i)
so long as the Shares are listed on the Toronto Stock Exchange (but subject to paragraph (ii) hereof), the closing sale price of the Shares on the Toronto Stock Exchange on the last business day on which such Exchange is open for trading prior to the date of receipt by the Corporation of the notice referred to in subsection (a) hereof; and

(ii)
if the Shares are no longer traded on the Toronto Stock Exchange, or in the event of any cessation of trading on the Toronto Stock Exchange for more than five (5) business days, a value determined in accordance with such formula as the Board of Directors may from time to time approve, which formula may from time to time be altered as the Board of Directors shall determine.  Promptly after any determination of such a formula by the Board of Directors, notice and particulars thereof shall be furnished to each Optionee;

(d)
the Corporation shall within three (3) business days after receipt of notice under subsection (a) pay to the Optionee the value of the Share Appreciation Right (calculated pursuant to subsection (b)) for which notice has been given, net of any applicable payroll source deductions, by cheque drawn on the Corporation’s banker;

(e)	the maximum number of Shares in respect of which a Share Appreciation Right attached to any Option may be exercised at any time is,

(i)	the excess of the lesser of:

(A)	10,000 Shares; and

(B)	the number of Shares for which the Option was originally granted which are exercisable at the time; over

(ii)	the number of Shares in respect of which the Share Appreciation Right had previously been exercised;

(f)
an Optionee who exercises a Share Appreciation Right may, at his or her option, apply up to fifty percent (50%) of the amount receivable thereby (the “SAR Payment”) to the purchase of Shares from the treasury of the Corporation by including in the notice delivered pursuant to subsection (a) notice of the amount (or percentage) of the SAR Payment to be applied to the purchase of Shares, which notice shall be authority to the Corporation to deduct from the SAR Payment otherwise due to the Optionee the amount (rounded downwards to the amount required to purchase the greatest integral number of Shares, valued as hereinafter provided, that most closely approximates but does not exceed the amount specified in the Optionee’s notice) so specified by the Optionee; and thereupon:

(i)
the Corporation shall apply the amount determined as above provided to the issue and sale by the Corporation, and to the purchase on behalf of the Optionee, of Shares at a price per Share equal to the market value thereof, which shall be the amount calculated in accordance with subsection (c) for the purpose of determining the SAR Payment, and shall deliver a certificate therefor to the Optionee; and

(ii)
the Corporation shall pay to the Optionee the balance, if any, of the SAR Payment due to him or her after deduction of the Share purchase price and applicable payroll source deductions, by cheque drawn on the Corporation’s banker; and

(g)
upon each delivery of a notice under subsection (a), the number of Shares thereafter subject to such Option and available for issuance under the Plan shall be reduced by the number of Shares specified in such notice.

Section 3.4:          Termination of Options.  Any Option not exercised within the period fixed for its exercise shall terminate and become void and of no effect.

Section 3.5:          Cessation of Employment.  An Option shall not be affected by any change of office or employment of the Optionee so long as the Optionee continues to be an employee of the Corporation or a Subsidiary.  No Option may be exercised after the Optionee has ceased to be employed by the Corporation or a Subsidiary except as follows:

(a)
in the case of the death of an Optionee while an employee of the Corporation or a Subsidiary, the Shares subject to such Option at the date of death which were purchasable by the deceased Optionee at the date of death or (but for the death of the holder) within three years thereafter may be purchased by the personal representative, heirs or legatees of the deceased Optionee and, notwithstanding the expiry date of such Option, the Shares purchasable thereunder by the deceased Optionee at the date of death or within three years thereafter may be purchased, in whole at any time or in part from time to time, until the earlier of (i) the third anniversary of the date of death, and (ii) the date that is the later of the first anniversary of the date of death and the Normal Expiry Date of such Option;

(b)
an Option held by an Optionee at the date that the Optionee retires on or after the date on which such employee has reached early or normal retirement age as defined in the pension plan applicable to such employee, may continue to be exercisable, but only as to the number of Shares purchasable immediately prior to retirement, and shall be purchasable, in whole at any time or in part from time to time, until the earlier of (i) the third anniversary of the date of retirement, and (ii) the Normal Expiry Date of such Option;

(c)	if an Optionee resigns from the employment of the Corporation in any circumstance other than those described in subsection (b), all Options granted to such Optionee hereunder shall thereupon cease and terminate and be of no further force or effect whatsoever, except that the Shares purchasable under any Option held by such Optionee immediately prior to the resignation from employment shall be purchasable, in whole at any time or in part from time to time, until the earlier of (i) the Normal Expiry Date of such Option, and (ii) ninety (90) days after the date of resignation of employment; and

(d)
in the case of termination of employment by the Corporation of an Optionee otherwise than by discharge for cause or in the circumstances contemplated in subsections (a), (b) or (c) and notwithstanding any compensation or allowance to which the Optionee is entitled as a result thereof, all Options granted to the Optionee hereunder shall thereupon cease and terminate and be of no further force or effect whatsoever, except that the Shares purchasable under any Option held by such Optionee immediately prior to termination of employment shall be purchasable, in whole at any time or in part from time to time, until the earlier of:

(i)	the Normal Expiry Date of such Option, and

(ii)	one (1) year after the earlier of:

(A)	the date that notice of dismissal from employment is provided to such Optionee, and

(B)	the effective date on which the Optionee ceased to be an employee of the Corporation or a Subsidiary.

Section 3.6:          Expiry During Blackout Periods.  Notwithstanding the provisions of Section 3.1 and Section 3.5 hereof, no Option shall terminate and cease to be exercisable, whether as a result of the occurrence of the Normal Expiry Date or as a result of the cessation of employment of an Optionee, prior to the fifth business day following notice of the cessation of any restricted trading period imposed by the Corporation by which officers and employees of the Corporation are prohibited from trading in securities of the Corporation (a “Trading Blackout”) then in effect and if a Trading Blackout is not then in effect, prior to the fifth business day following notice of the cessation of the most recent Trading Blackout.

ARTICLE 4  - LIMITATIONS

Section 4.1:           Limitation.  The Corporation’s obligation to issue Shares in accordance with the terms of this Plan is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the listing of such Shares on any stock exchange on which the Shares of the Corporation may be listed.  Each Optionee, as a condition of the grant of an Option to such Optionee, agrees to comply with all such laws, rules and regulations and agrees to furnish to the Corporation all information and such undertakings as may be required to permit compliance with such laws, rules and regulations.

ARTICLE 5  - ADJUSTMENT ON ALTERATION OF SHARE CAPITAL

Section 5.1:          Change in Control. For the purpose of this Article 5, a “Change in Control” of the Corporation shall be deemed to have occurred each time that:

(a)
any person, or group of persons acting jointly or in concert (as defined in the Act), other than Keevil Holding Corporation or entities directly or indirectly controlled by Keevil Holding Corporation, whether directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such person or persons, carry more than twenty-five percent (25%) of the votes attached to all voting securities of the Corporation;

(b)
an amalgamation, arrangement or other form of business combination of the Corporation with another corporation or corporations is completed with the result that any person or group of persons acting jointly or in concert (as defined in the Act) other than Keevil Holding Corporation or entities directly or indirectly controlled by Keevil Holding Corporation, owns or exercises control or direction over voting securities of the resulting entity carrying more than twenty-five percent (25%) of the votes attached to all voting securities of the resulting entity;

(c)	the Corporation sells or otherwise disposes of all or substantially all of its assets; or

(d)
the Board of Directors of the Corporation, by resolution duly adopted by the affirmative vote of a simple majority of the votes cast by Directors, determines that for purposes of the Plan, a Change in Control of the Corporation has occurred.

Section 5.2:          Subdivision and Consolidation. If there shall be declared and paid a dividend payable in Shares upon the Shares or if the Shares shall be subdivided, consolidated or reclassified or otherwise adjusted, the number of Shares reserved for issuance under the Plan, the number of Shares receivable on the exercise of an Option to the extent not then exercised and the Option Price shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board of Directors in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

Section 5.3:           Amalgamation or Merger. If the Corporation amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board of Directors in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

Section 5.4:            Redesignation of Shares. In the event of a change in the Corporation’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

Section 5.5:            Other Adjustments. In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board of Directors in its sole discretion to properly reflect such event and such adjustment shall be binding for all purposes of the Plan.

Section 5.6:          Take-over Bid. If, at any time when Options granted under the Plan remain unexercised, a take-over bid made by means of a formal take-over bid circular is made for such number of Shares that if accepted by the offerees and completed by the offeror (as defined in the Act) would result in a Change in Control, then the Corporation shall use its reasonable best efforts to bring such offer to the attention of the Optionees as soon as practicable and the Corporation may, in a fair and equitable manner, at its discretion, require the acceleration of the time for the exercise of the Options outstanding under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board of Directors under this Section 5.6 shall be binding for all purposes of the Plan.

Section 5.7:          Business Combination. Notwithstanding any other provision in this Plan, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Corporation with securities of another corporation is imminent (“Business Combination”), the Board of Directors may, in a fair and equitable manner, determine the manner in which all outstanding and unexercised Options under the Plan shall be treated including, for example but without limitation, requiring the acceleration of the time for the exercise of such Options by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board of Directors under this Section 5.7 shall be binding for all purposes of the Plan.

Section 5.8:          Conditional Vesting and Exercise. In order to permit Optionees to participate in a proposed take-over bid made by means of a formal take-over bid circular or a proposed Business Combination that could result in a Change in Control, the Board may make appropriate provisions for the exercise of Options (whether vested or not) conditional upon the Shares issued on exercise of such Options being taken up and paid for under the take-over bid or the completion of the Business Combination, as applicable.

ARTICLE 6 - AMENDMENT AND INTERPRETATION

Section 6.1:          Amendment and Discontinuance.

(a)	The Board of Directors may:

(i)	discontinue the Plan at any time except that such discontinuance may not alter or impair any Option previously granted to an Optionee under the Plan; and

(ii)
subject to any necessary approval of the Toronto Stock Exchange or any other Stock Exchange on which the Shares may then be listed and subject to subsection (b) hereof, from time to time amend the Plan in its absolute discretion without the approval of the Corporation’s shareholders.

(b)	The Corporation’s shareholders shall approve any amendment to the Plan or any Option which:

(i)	reduces the exercise price of an Option either directly, or indirectly by means of the cancellation of an Option and the reissue of a similar Option;

(ii)	extends the period available to exercise an Option beyond the Normal Expiry Date, other than as provided in Section 3.5 or Section 3.6 hereof;

(iii)	increases the levels of Insider participation under the Plan as set forth in Section 2.5 hereof;

(iv)	increases the number of Shares reserved for issuance under the Plan (other than pursuant to the provisions of Article 5 hereof);

(v)	amends Section 2.5 hereof to add non-employee Directors of the Corporation to the category of persons eligible to receive Options under the Plan;

(vi)	amends Section 2.8 hereof; or

(vii)	amends subsection 6.1(b) hereof.

(c)
Subject to subsection (b) hereof, the Board of Directors may from time to time amend the terms and conditions of any Option (and the terms of the Plan solely in respect thereof) which has been theretofore granted , provided that no amendment which could adversely affect an Optionee shall be made without the consent of the affected Optionee.

Section 6.2:          No Rights as a Shareholder.  An Optionee shall not have any rights as a shareholder of the Corporation with respect to any Shares covered by an Option until such Optionee shall have exercised the Option in accordance with the terms of the Plan.

Section 6.3:           Fractional Shares.  No fractional Shares shall be issued upon the exercise of an Option.  If as a result of any adjustment pursuant to Article 5 hereof an Optionee would become entitled to a fractional Share, the Optionee shall have the right to purchase only the next lower whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 6.4:            No Additional Rights Conferred.  Nothing in the Plan nor an Option shall confer upon any Optionee any right to continue as an employee or officer of the Corporation or any Subsidiary or affect in any manner the right of the Corporation or any Subsidiary to terminate an Optionee’s employment at any time.

Section 6.5:             Prior Plan.  Subject to receipt of the approval of the Plan by shareholders of the Corporation, no further option grants will be made under the Prior Plan.

Section 6.6:             Non-Canadian Participants.  In order to assure the viability of Options granted to Optionees employed or resident in countries other than Canada, the Board of Directors or the Committee may provide for such additional or varied terms in the Option Agreements entered into with such Optionees as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom, provided however that no such supplemental or varied term shall amend the terms of the Plan or an Option in a manner requiring shareholder approval under subsection 6.1(b) hereof unless such shareholder approval is obtained.

B-1

SCHEDULE B
MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of the Corporation.  The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Corporation.  Management of the Corporation and execution of the strategic plan is delegated to the Chief Executive Officer and Management.  The Board provides guidance and direction to Management in pursuit of the Corporation’s goals and strategic plans and, without limiting the foregoing,  is responsible for:

(a)
selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the Chief Executive Officer (CEO) and satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create a culture of integrity throughout the organization;

(b)	succession planning, including the training and monitoring of Management;

(c)	with the advice of the Compensation Committee, approving the compensation of the senior management team and approving an appropriate compensation program for the Corporation’s personnel;

(d)	approving the annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public;

(e)	adopting a strategic planning process in approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(f)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage those risks;

(g)	adopting a communication and continuous disclosure policy for the Corporation and monitoring its implementation;

(h)	overseeing the policies and procedures implemented by Management to ensure the integrity of the Corporation’s internal controls, financial reporting and management information systems;

(i)	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Corporation for all directors;

(j)
appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those which pertain to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise;

(k)
determining whether individual directors meet the requirements for independence set out in the rules of the stock exchanges and securities regulatory authorities to which the Corporation is subject, and make such disclosures as are required with respect to that determination; and

(l)	developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck.

B-2

Decisions requiring Board Approval

The CEO has been delegated by the Board the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $10 million per item or group of similar items.  The CEO, together with the Chairman, have been delegated the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $20 million per item or group of similar items.  The CEO is also authorized to approve commitments and expenditures of any amount for purposes that have appeared in a financial plan or otherwise have been adopted by the Board of Directors.  Projects involving expenditures or commitments in excess of these limits must receive Board approval.  The Board retains responsibility for significant changes in the Corporation’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures.  No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Corporation.

Measures for receiving Feedback from Security Holders

The Corporation has an investor relations department which is responsible for communications with investors.  Investors have the opportunity to provide feedback to the Corporation via the investor relations group through email at the Corporation’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service.  In addition, the Corporation regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and senior management present at the meeting.  The investor relations department responds to all investor enquiries in a timely manner either directly or by passing the request along to the appropriate department in the Corporation for their response.  Investor feedback is evaluated by the Vice President, Investor Relations & Strategic Analysis and summarized for senior management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion.  Significant shareholder comments and analysts’ reports on the Corporation are reported quarterly to the Board.

Expectations of Management

The day-to-day management of the Corporation and its operations is the responsibility of Management under the direction of the CEO.  The Board expects Management to manage and maintain the Corporation’s operations efficiently and safely.  The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Corporation’s business.

Expectations and Responsibilities of Directors

Directors are expected to attend all regularly scheduled Board and Committee meetings and to have reviewed in advance the meeting materials.

Director Orientation and Education

The Board shall ensure that all new directors receive a comprehensive orientation.  New directors shall be provided with a copy of the Corporation’s key policies, codes and mandates.  The Board shall encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Corporation’s operations, business and key issues.

SCHEDULE C
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The following table discloses the Corporation’s current corporate governance practices in accordance with the requirements of National Instrument 58-101.

Disclosure Requirement under Form 58-101F1	Teck Resources Compliance	Comments & Discussion
1. (a) Disclose the identity of directors who are independent.	Yes
The Board has determined that all of the directors of the Corporation with the exception of Messrs. Keevil, Keevil III and Lindsay are independent.  See disclosure under the “Election of Directors” section of this Management Proxy Circular.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the “Election of Directors” section of this Management Proxy Circular.
(c)    Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
	Yes	11 of 14 or 79% of the Corporation’s current directors are independent.
(d)     If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
	Yes	Such other directorships have been disclosed in the “Election of Directors” section of this Management Proxy Circular.
(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
Yes
The Board has adopted a policy for the independent members of the Board to meet without Management present at regularly scheduled meetings of the Board.  These sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.  In camera sessions are on each meeting agenda and were held at four meetings of the Board in 2009.

(f)     Disclose whether or not the chair of the Board is an independent director. If the Board has a Chair or Lead Director who is an independent director, disclose the identity of the independent Chair or Lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.
Yes
Norman B. Keevil serves as the Board Chair, and is not an independent director.  He has served as Board Chair since 2001.

Warren Seyffert, an independent director, was appointed Lead Director on February 12, 2008 and Deputy Chairman, on April 22, 2009.

A position description for the Deputy Chairman & Lead Director has been developed and approved by the Board.  Amongst other things, the Lead Director is expected to:

(a)       provide leadership to ensure effective functioning of the Board;

(b)       lead in the assessment of Board performance;

(c)       act as an effective liaison between the Board and Management.

Disclosure Requirement under Form 58-101F1	Teck Resources Compliance	Comments & Discussion
(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed on page 10 of this Management Proxy Circular.  Directors are expected to attend all meetings of the Board and Board committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meetings.

2. Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, how the Board delineates its role and responsibilities.	Yes	The Board of Directors’ Mandate is found in this Management Proxy Circular in Schedule B.
3.    (a)    Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee.  If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
Yes
A position description for the Board and Executive Committee Chair and each Board Committee Chair (which are attached to the relevant Board Committee Charters) has been developed and approved by the Board and can be found on the Corporation’s website at www.teck.com.

(b)     Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
Yes
A written position description for the CEO has been developed and approved by the Board.

The CEO reports to the Board and has general supervision and control over the business and affairs of the Corporation. Amongst other things, the CEO is expected to:

(a)      foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfils social responsibility;

(b)      develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to creation of shareholder value;

(c)      develop and recommend to the Board annual business plans and budgets that support the Corporation’s long-term strategy; and

(d)      consistently strive to achieve the Corporation’s financial and operating goals and objectives.

Disclosure Requirement under Form 58-101F1	Teck Resources Compliance	Comments & Discussion
4. (a) Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its committees and its directors, and the nature and operation of the issuer’s business.	Yes
The Board has adopted a New Director Orientation Program designed to:

   (a)    provide each new director with a baseline of knowledge about the Corporation that will serve as a basis for informed decision-making;

   (b)   tailor the program for each new director, taking into account his or her unique mix of skills, experience, education, knowledge and needs; and

   (c)   deliver information over a period of time to minimize the likelihood of overload and maximize the lasting educational impact.

The orientation program consists of a combination of written materials, one-on-one meetings with senior Management, site visits and other briefings and training as appropriate.

(b)    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.
Yes
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  To facilitate ongoing education, the Corporation:

  (a)  has developed a directors’ intranet site to facilitate the exchange of views and published information;

   (b)   encourages presentations by internal and outside experts to the Board or committees on matters of particular import or emerging significance; and

   (c)   provides briefings on matters of particular interest in advance of scheduled board meetings.

Directors participate as discussion leaders and panelists on topical issues facing the Corporation and the industry at annual strategic planning meetings.

5.  (a)     (i)     Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code, disclose how a person or company may obtain a copy of the written code.
Yes
The Board has adopted a Code of Ethics.  The complete text of the Code of Ethics, as well as other governance related documents, can be found at www.teck.com and are available in print to any shareholder who requests them from the Corporate Secretary.

Disclosure Requirement under Form 58-101F1	Teck Resources Compliance	Comments & Discussion
(ii)     If the Board has adopted a written code, describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding  compliance with its code.
Yes
Management reports quarterly on the operation of the Corporation’s fraud reporting system and its Whistleblower Hotline.  Staff employees, officers and directors annually certify their compliance with the Code of Ethics.

(iii)    If the Board has adopted a written code, provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
	Yes	The Corporation has not had occasion to file any such report.
(b)    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
Each director must possess and exhibit the highest degree of integrity, professionalism and values.  A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board, refrain from participating in any discussion of the matter and abstain from voting on it.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Yes
In conjunction with the introduction of a Whistleblower Hotline in 2006, the Corporation released the “Doing What’s Right” program to reinforce the core values set out in the Code of Ethics.  Those values will be continually reinforced on a bi-annual basis through our on-line training program introduced in 2007.

Disclosure Requirement under Form 58-101F1	Teck Resources Compliance	Comments & Discussion
6. (a) Describe the process by which the Board identifies new candidates for Board nomination.	Yes
The Corporate Governance and Nominating Committee (the “CG&N Committee”) is responsible for recruiting and proposing to the full Board new nominees for directors.  The CG&N Committee, in the discharge of its duties:

  (a)  consults with the Board and Chief Executive Officer and, on an ongoing basis, identifies the mix of expertise and qualities required for the Board;

  (b)   assesses the attributes new directors should have for the appropriate mix to be maintained;

   (c)    in consultation with the Board and Chief Executive Officer and on an ongoing basis takes note of potential candidates and their availability;

   (d)   has implemented a procedure to identify, with as much advance notice as practicable, impending Board vacancies, so as to allow sufficient time for recruitment and for introduction of proposed nominees to the existing Board;

   (e)    arranges for each candidate to meet with the CG&N Committee, the Board Chair and the Chief Executive Officer and, where an outside consultant is used, develops a short-list of candidates;

   (f)   recommends to the Board, as a whole, proposed nominee(s) and arranges for their introduction to as many Board members as practicable;

   (g)  ensures that prospective candidates are informed of the degree of energy and  commitment the Corporation expects of its directors; and

    (h)    encourages diversity in the composition of the Board.

(b)     Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
Yes
The Corporation has a standing CG&N Committee.
Each of the five directors who comprise the CG&N Committee is independent.  Please refer to the “Report of the Corporate Governance and Nominating Committee” section of this Management Proxy Circular for additional information.

Disclosure Requirement under Form 58-101F1	Teck Resources Compliance	Comments & Discussion
(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the CG&N Committee are set out in its Charter, which is available on the Corporation’s website at www.teck.com.  Pursuant to the CG&N Committee Charter, the purpose of the CG&N Committee is to identify the individuals qualified to become members of the Board, to recommend to the Board nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board and to address related matters.  Please refer to the “Report on Corporate Governance and Nominating Matters” section of this Management Proxy Circular for additional information.

7. (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Yes
Director and officer compensation is established on the advice of independent consultants, with a view to establishing target compensation at the median of the applicable comparator group.  Please refer to the “Compensation Discussion and Analysis” and the “Director Compensation” sections of this Management Proxy Circular, as well as the response to 7(d) below for additional information.

(b)    Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
Yes
The Corporation has a standing Compensation Committee.  Each of the five directors who comprise the Compensation Committee is independent.  Please refer to the “Compensation Discussion and Analysis” section of this Management Proxy Circular for additional information.

(c) If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Yes
The responsibilities, powers and operation of the Compensation Committee are set out in its Charter, which is available on the Corporation’s website at www.teck.com. Pursuant to the Compensation Committee Charter, the purpose of the Compensation Committee is to assist the Board in carrying out its responsibility for:

    (a)    executive compensation (including policy and programs);

    (b)    Management development and succession;

    (c)    Board compensation; and

  (d) broadly applicable compensation and benefit programs.  Please refer to the “Compensation Discussion and Analysis” section of this Management Proxy Circular for additional information.

Disclosure Requirement under Form 58-101F1	Teck Resources Compliance	Comments & Discussion
(d)     If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Yes
In 2009, the Compensation Committee retained Mercer (Canada) Limited to advise them on the compensation of the Chief Executive Officer and the NEO’s.  Mercer (Canada) Limited has provided human resources consulting services for the Corporation.  Management and the Committee will continue to use Mercer (Canada) Limited’s survey data to benchmark the salary, bonus and long term compensation of the named executive officers.

8. If the Board has standing committees other than the Audit, Compensation and Nominating committees, identify the committees and describe their function.	Yes
The Board has an Executive Committee to enable it to react quickly to emerging issues and opportunities; a Pension Committee to assist in the oversight of the governance and management of its pension plans; a Reserves Committee to provide enhanced oversight of the Corporation’s policies and management of its mineral and oil reserves and resources; and a Safety  and Sustainability Committee to review corporate policies, procedures and performance with respect to these important matters.

9.    Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that it, its committees, and individual directors are performing effectively.
Yes
Each year Board members complete a detailed questionnaire which:

   (a)   provides for quantitative and qualitative ratings of their and the Board’s performance in key areas; and

    (b)   seeks subjective comment in each of those areas.

The questionnaire is administered by the Corporate Secretary who compiles the responses in a summary report. The summary report and individual responses are reviewed by the Deputy Chairman & Lead Director and then reported to the full Board by the CG&N Committee. Matters requiring follow-up are identified and action plans developed which are monitored by the CG&N Committee.

TECK RESOURCES LIMITED

PROXY - CLASS A COMMON SHARES
ANNUAL AND SPECIAL MEETING
April 22, 2010

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 22, 2010 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.  To elect the Directors of the Corporation.
Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	J. L. Cockwell	□	□	T. Mochihara	□	□
J. B. Aune	□	□	N. B. Keevil	□	□	J. G. Rennie	□	□
J. H. Bennett	□	□	N. B. Keevil III	□	□	W.S.R. Seyffert	□	□
H. J. Bolton	□	□	T. Kuriyama	□	□	C. M. Thompson	□	□
F. P. Chee	□	□	D. R. Lindsay	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR                                 WITHHOLD VOTE _________

3.	To approve the adoption of the 2010 Stock Option Plan of the Corporation.

FOR                                 AGAINST __________

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE PROPOSALS ABOVE.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this   day of  , 2010.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.eproxyvoting.com/teck.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

 Control Number

TECK RESOURCES LIMITED

PROXY - CLASS B SUBORDINATE VOTING SHARES
ANNUAL AND SPECIAL MEETING
April 22, 2010

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 22, 2010 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.      To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	J. L. Cockwell	□	□	T. Mochihara	□	□
J. B. Aune	□	□	N. B. Keevil	□	□	J. G. Rennie	□	□
J. H. Bennett	□	□	N. B. Keevil III	□	□	W.S.R. Seyffert	□	□
H. J. Bolton	□	□	T. Kuriyama	□	□	C. M. Thompson	□	□
F. P. Chee	□	□	D. R. Lindsay	□	□

3.	To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR                                 WITHHOLD VOTE _________

3.	To approve the adoption of the 2010 Stock Option Plan of the Corporation.

FOR                                 AGAINST __________

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE PROPOSALS ABOVE.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this   day of  , 2010.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.eproxyvoting.com/teck.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

Control Number

NOTICE TO REGISTERED SHAREHOLDERS REGARDING INTERIM FINANCIAL STATEMENTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our interim financial statements.  If you  wish to receive these financial statements, please complete the bottom of this notice and return to our Transfer Agent and Registrar, CIBC Mellon Trust Company, by facsimile, mail or by submitting your request electronically at www.cibcmellon.com/investorinquiry.  Your name will then be added to the mailing list maintained by CIBC Mellon Trust Company.  Please be assured that if you do not elect to receive our financial statements you will still receive annually our Notice of Annual Meeting, Management Proxy Circular and a Proxy Form.

If you elect  to receive either our annual financial statements, interim financial statements or both your election will  be effective until you notify CIBC Mellon Trust Company of a change to your election.  You may change your election with respect to the financial statements at any time by contacting CIBC Mellon Trust Company at the address noted below.  We will send you a similar election notice each year.

In addition if you wish to receive delivery of certain of  Teck’s corporate documents via the Internet rather than by mail, please check that preference on the bottom of this notice or enrol online at www.cibcmellon.com/electronicdelivery.

Financial Statements Election Notice

To:	CIBC Mellon Trust Company	(PLEASE PRINT)
	PO Box 7010	Name
Adelaide Street Postal Station
	Toronto, ON M5C 2W9	Address
Canada
Fax: (416) 643-3135
ELECTRONICALLY: www.cibcmellon.com/investorinquiry
Postal/Zip Code

I wish to receive interim financial statements of		Country
Teck Resources Limited:
Email Address

I understand that this election notice will be effective until I notify CIBC Mellon Trust Company of a change in my election and that I may change my election at any time by contacting CIBC Mellon Trust Company at the address noted above.

CHECK ONE:

☐	By Mail
☐
By electronic delivery.  I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED (”Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim financial statements, annual report and other corporate information is available on the Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. Teck encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CIBC Mellon Trust Company. You do not have to complete the consent form below.

TO:  TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Report
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4. I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck  at 604-699-4000; sending Teck  a fax at 604-699-4729; sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.       I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone:  604-699-4000, fax:  604-699-4729, email: info@teck.com or mail:  Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.       I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

NOTICE TO BENEFICIAL SHAREHOLDERS
REGARDING QUARTERLY AND ANNUAL REPORTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a non-registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our annual financial statements, interim financial statements or both.  If you wish to receive these financial statements, please either complete and return this notice by mail or submit your request online (see address below).  Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, your will receive this card each year and will be required to renew your request to receive these financial statements.  If you have an questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/investorinquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements.  Our Company code number is 7330A

Financial Statements Election Notice

To:	CIBC Mellon Trust Company	(PLEASE PRINT)
	PO Box 7010	Name
Adelaide Street Postal Station
	Toronto, ON M5C 2W9	Address
Canada
Fax: (416) 643-3135
ELECTRONICALLY: www.cibcmellon.com/investorinquiry
Postal/Zip Code

Please add my name to the Supplemental Mailing List for		Country
Teck Resources Limited and send me their financial statements

As indicated below:		Email Address

☐	Annual Financial Statements
☐	Interim Financial Statements

CHECK ONE:

☐	By Mail
☐
By electronic delivery.  I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED ( "Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim  financial statements, annual report and other corporate information is available on Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck  has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. Teck  encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CIBC Mellon Trust Company. You do not have to complete the consent form below.

TO:  TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Reports
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck  has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck  may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4. I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck  at 604-699-4000; sending Teck  a fax at 604-699-4729; sending Teck  an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300-550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.       I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone:  604-699-4000, fax:  604-699-4729, email: info@teck.com or mail:  Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.        I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.